Exhibit 2.1

To:

Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina, 28277
United States of America
Attention: Andrè Hall
E-mail: jahall@babcock.com

May 20, 2016

Following our discussions, we are pleased to submit to your attention our sale and purchase agreement proposal in the terms below specified:

* * *
______________________________________________________________________
SALE AND PURCHASE AGREEMENT
______________________________________________________________________
by and among
SPIG HOLDING S.P.A.
AMBIENTA I COOLING TECHNOLOGY S.R.L.

and

JERZY MOSIEWICZ, FERNANDO MOSIEWICZ, ENRIQUE MOSIEWICZ
(on the one part)

and

BABCOCK & WILCOX ENTERPRISES, INC.
(on the other part)
relating to the sale of 97% of the share capital of
SPIG S.P.A.
May 20, 2016

i

SALE AND PURCHASE AGREEMENT
This sale and purchase agreement (the “Agreement”) is made and entered into on May 20, 2016, by and among:
SPIG HOLDING S.P.A., a company organized and existing under the Laws of Italy, having its registered office at Via Copernico 55, Milan, with an issued and fully paid share capital of Euro 1,000,000.00, Tax Code and enrolment in the Register of Enterprises of Milan no. 94036620030 (“Spig Holding”), represented by its Chairman of the Board of Directors Mr. Fernando Mosiewicz, duly empowered;
AMBIENTA COOLING TECHNOLOGY S.R.L., a company organized and existing under the Laws of Italy, having its registered office at Piazza Fontana 6, Milan, with an issued and fully paid share capital of 50,000, Tax Code and enrolment in the Register of Enterprises of Milan no. 05786770965 (“Ambienta”), represented by Giuseppe Tronchetti Provera, Director, duly empowered by virtue of the resolution of the Board of Directors of May 20, 2016;
(Spig Holding and Ambienta are also hereinafter collectively referred to as the “Sellers”);
MR JERZY MOSIEWICZ, born in Milan, on April 13, 1947, domiciled in Milan, Via Borgospesso no. 8 (20100), Tax Code no. MSW JZY 47D13 F205M (“Jerzy Mosiewicz”);
MR FERNANDO MOSIEWICZ, born in Cordoba (Argentina) on 25 December 1952, domiciled in Stresa (VB), Via per Binda n. 8, Tax Code no. MSW FNN 52T25 Z600Z (“Ferdy Mosiewicz”);
MR ENRIQUE MOSIEWICZ, born in Cordoba (Argentina) on 30 December 1950, domiciled in Belgirate (VB), Via per Lesa n. 48, Tax Code no. MSW NRQ 50T30 Z600L (“Enrique Mosiewicz”);
(Jerzy Mosiewicz, Ferdy Mosiewicz and Enrique Mosiewicz are also hereinafter collectively referred to as the “Members of the Mosiewicz Family”), on the one part,
and
BABCOCK & WILCOX ENTERPRISES, INC., a corporation organized and existing under the Laws of Delaware (USA), having its main place of business at 13024 Ballantyne Corporate Place, Suite 700, Charlotte, NC, USA (the “Purchaser” or “B&W”), duly represented by Mark A. Carano, Senior Vice President, Corporate Development & Treasury, duly empowered on the other part

(the Sellers, the Members of the Mosiewicz Family and the Purchaser are also sometimes hereinafter collectively referred to as the “Parties” and each of them, individually, a “Party”)
WHEREAS:

A.
SPIG S.p.A. is a joint stock company (Società per Azioni) organized and existing under the Laws of Italy, with registered office at Arona (Novara), Piazza San Graziano no. 31, and an issued and fully paid share capital of Euro 10,000,000.00, Tax Code and enrolment in the Register of Enterprises of Novara no. 01745560035, which is active in the designing, engineering, manufacturing, installing and commissioning of a wide range of cooling systems (cooling towers and air cooled condensers) and providing global services in relation thereto (“Spig” or the “Company”);

B.	The share capital of the Company, equal to Euro 10,000,000, is represented by no. 20,000,000 ordinary shares, having no par value, owned as follows:

Shareholder	No. of Shares	% of share capital

Spig Holding	13,180,000	65.90%
Ambienta	5,820,000	29.10%
Jerzy Mosiewicz	400,000	2.00%
Spig (treasury shares)	600,000	3.00%

Total	20,000,000	100.00%

C.	The Company in turn owns:

(a)	100% of the share capital of SPIG Kuhlturmtechnologien Gmbh, a company organized and existing under the Laws of Germany, with registered office at Oberhausen (Germany);

(b)	100% of the share capital of SPIG Turn Apa de Racire, a company organized and existing under the Laws of Romania, with registered office at Bucarest (Romania), in liquidation;

(c)	95% of the share capital of SPIG Vostock, a company organized and existing under the Laws of Russia, with registered office at Moscow, the remaining 5% being owned by Mrs Vinogradova Olga;

(d)	99% of the share capital of SPIG Sogutma Sistemleri Tic Ldt, a company organized and existing under the Laws of Turkey, with registered office at

Smirne (Turkey), the remaining 1% being owned by D.C.S. DRY Cooling Services S.r.l.;

(e)
99% of the share capital of SPIG Cooling Tower India PVT Ltd, a company organized and existing under the Laws of India, with registered office at Mumbay (India), the remaining 1% being owned by D.C.S. DRY Cooling Services S.r.l.;

(f)
100% of the share capital of SPIG USA Inc., a company organized and existing under the laws of State of New Jersey, with registered office at San Diego, California, USA (“SPIG USA”), which, in turn, owns:

(i)    100% of the share capital of SPIG Cooling Technology Services Inc., a company organized and existing under the laws of State of New Jersey, with registered office at San Diego, California, USA;
(ii)    100% of the share capital of SPIG Integrated Cooling System Inc., a company organized and existing under the laws of the State of Colorado, with registered office at San Diego, California, USA;

(g)
99.5% of the share capital of SPIG Torres de Refriamento Ltda, a company organized and existing under the Laws of Brazil, with registered office at Itatiba (Brazil) (“SPIG TR”), the remaining 0.5% being owned by Jerzy Mosiewicz;

(h)	100% of the share capital of SPIG (Shanxi) Cooling System Co. Ltd, a company organized and existing under the Laws of China, with registered office at Xianzhou Shanxi (China);

(i)	100% of the share capital of SPIG KOREA LTD., a company organized and existing under the Laws of Korea, with registered office at Seoul (Korea);

(l)
60% of the share capital of SPIG (Shanxi) Cooling Technology Company Ltd., a company organized and existing under the Laws of China, with registered office at Xianzhou Shanxi (China), the remaining 40% being owned by Shanxi Shenhua Power Plant Equipment Co. Ltd;

(m)	100% of Spig S.p.A. (Ecuador), a company organized and existing under the Laws of Ecuador, with registered office at Quinto (Ecuador);
and, following completion of the purchase set forth in Section 6.3 (Certain Preliminary Actions),shall own 100% of D.C.S. DRY Cooling Services S.r.l., a limited liability company (società a responsabilità limitata), organized and existing under the Laws of Italy with registered office at Milan, Corso Sempione no. 11, and an issued fully paid share capital of Euro 10,000.00, Tax Code and enrolment in the Register of Enterprises of Milan no.

01857060030 (“DCS”), which is active in the designing, engineering, manufacturing, installing and commissioning of air cooled condensers and providing global services in relation thereto
(all the companies, directly and indirectly controlled by Spig, mentioned under this Recital C, including DCS, are hereinafter referred to as the “Subsidiaries” and, together with Spig, the “Group Companies”);

D.
the Purchaser has carried out and completed, with the support of its own advisors and consultants, a legal, financial, accounting, tax, business, technical, real estate, environmental and labour due diligence exercise satisfactory to it with respect to the Group Companies and in particular it has been: (i) allowed access to a virtual data room established by the Sellers and accessible through the web-site https://services.intralinks.com, including the Q&A procedure made available to ask questions about the documentation and information contained in this virtual data room (the “VDR”) and (ii) given the opportunity to enter into discussions with the management of the Group Companies, attending and participating in management presentations, obtaining answers to its questions and requests of clarification (the “Due Diligence”);

E.	the share capital of Spig Holding, equal to Euro 1,000,000, is represented by 10,000 ordinary shares, having a par value of Euro 100 per share, owned as follows:

Shareholder	No. of Shares	% of share capital

Fernando Mosiewicz	5,103	51.03%
Enrique Mosiewicz	1,620	16.20%
Jerzy Mosiewicz	3,258	32.58%
Treasury Shares	19	0.19%

Total	10,000	100.00%

F.
the Purchaser, also in light of the satisfactory outcome of the Due Diligence, and on the basis of its own assumptions, evaluations and projections, as well as the Sellers’ covenants, representations and warranties herein, intends to purchase the Shares (as defined in Section 1.2 (Certain Definitions)) from the Sellers and the Sellers intend to sell the Shares to the Purchaser, upon the terms, subject to the conditions and for the consideration set forth herein.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS.

1.	PRELIMINARY COVENANTS

1.1	Recitals and Annexes

The recitals set out above and the Annexes attached hereto form an integral and substantial part of this Agreement.

1.2	Certain Definitions
In addition to the other terms defined elsewhere in this Agreement, as used herein, the capitalised terms and expressions set forth herebelow shall have the following meanings.
Capitalised terms used in a definition of a term or expression have the meaning attributed to them in other parts of this Section 1.2.
“Accounting Principles”: means the accounting standards and interpretations contained in the International Financial Reporting Standards (“IFRS”) adopted by International Accounting Standards Board (“IASB”) applied on a basis consistent with past practices and valuation criteria in accordance with IFRS used in the preparation of the Company’s financial statements, including the Financial Statements as defined herebelow.
“Affiliate”: means, with respect to any Person, a Person directly or indirectly controlling, controlled by or under common control with such Person, with the understanding that “control” for such purpose shall mean the ownership of the majority of the share capital or of the voting rights of a Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, provided that the definition of “Affiliate” shall not be applicable to any of the Group Companies.
“Antitrust Authority” means the Turkish Competition Authority (Rekabet Kurumu).
“Antitrust Clearance” means: (i) a decision, in whatever form (including a declaration of lack of jurisdiction) by the Antitrust Authority authorizing, not objecting to or granting an exemption to the performance of, the Transaction which includes any decision or consent by any such Antitrust Authority setting forth conditions, undertakings, obligations, prescriptions, measures or requirements for any Group Company, the Purchaser and/or its Affiliates which would not result in a Material Adverse Effect or (ii) the expiry of the applicable waiting periods (or any extension thereof) provided under any applicable Law.
“Authority”: means any multinational, foreign, domestic, national, federal, state, territorial, provincial or local governmental authority or entity, public agency or entity, judiciary or arbitration court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency.
“BofA Waiver”: means a written waiver to be issued by Bank of America in favor of the Purchaser under the terms of that certain credit agreement dated May 11, 2015 by and between Bank of America, as lender, and the Purchaser, as borrower, whereby Bank of America permits the Purchaser to assume the Indebtedness (as well as obligations with respect to letters of credit, bank guarantees, surety bonds (“fideiussioni”), bid, advance, performance and warranty bonds, etc.) of the Group Companies as at the Closing Date.
“Business Day”: means any calendar day other than Saturdays and Sundays in which banks are normally open for commercial activities in Milan (Italy) and New York (NY, USA).
“Closing”: means the completion of the Sale and Purchase and, in general, the execution and exchange of all documents and agreements and the performance of all actions and transactions, respectively, required to be executed, exchanged and performed on the Closing Date pursuant to Article 7 (Closing, Actions at Closing and Post Closing).
“Closing Date”: means the date on which the Closing shall actually take place in accordance with Section 7.1 (Place and Date of Closing).
“Closing Date Cash”: means the amount of cash and cash equivalents (including interest earned on cash deposits) of the Group Companies, on a consolidated basis, as at the Reference Date, determined in accordance with the Accounting Principles and the criteria set forth in Annex 1.2(a), which includes an example of a calculation thereof as at December 31, 2015 and March 31, 2016 based on the Financial Statements and the DCS Financials
“Closing Date Financial Debt”: means the Group Companies’ consolidated Indebtedness (inclusive of the Payoff Amounts and the amounts set forth in similar prepayment letters from any of the Group Companies’ lenders) and all other debt or debt-like items identified in Annex 1.2(b)) as at the Reference Date, determined in accordance with the Accounting Principles and the criteria set forth in Annex 1.2(b), which includes an example of calculation thereof as at December 31, 2015 and March 31, 2016 based on the Financial Statements and the DCS Financials.
“Closing Date Working Capital”: means the working capital of the Group Companies, on a consolidated basis, as at the Reference Date, determined in accordance with the Accounting Principles and the criteria set forth in Annex 1.2(c), which includes an example of calculation thereof as at December 31, 2015 and March 31, 2016 based on the Financial Statements and the DCS Financials.

“Closing Date Working Capital Deficiency”: means the difference between the Target Working Capital and the Closing Date Working Capital, if the latter is a smaller amount than the former.
“Closing Date Working Capital Excess”: means the difference between the Closing Date Working Capital and the Target Working Capital, if the latter is a smaller amount than the former.
“Code”: means the Italian civil code, as approved by the Royal Decree dated 16 March 1942, No. 262.
“Credit Facility Agreements”: means those credit facility agreements listed in Annex 1.2(d), provided that for those facilities which are multi-purpose (cash plus guarantees) only the cash utilization thereof shall be taken into account.
“DCS Financials”: means (i) the unaudited financial statements of DCS at and for the year ended on December 31, 2015, inclusive of balance sheet, income statement, explanatory notes as well as the report issued by the directors and (ii) the unaudited interim financial statements of DCS at and for the quarter ended on March 31, 2016, in each case duly approved by the competent corporate bodies, copies of which are attached hereto as Annex 1.2 (e).
“Disclosure Schedule”: means the schedule containing exceptions to, and description or copies of information and documents referred to in, Sellers’ Warranties attached hereto as Annex 1.2 (f), as it may be possibly updated pursuant to Section 8.4 (Supplements to Disclosures).
“DVD Documents”: means the documents, data and information made available to the Purchaser and its advisors on the VDR, all of which have been incorporated in a DVD - Rom made in three copies, which will be delivered to each of the Sellers and the Purchaser prior to the Closing Date and whose index is attached hereto as Annex 1.2 (g).
“Environmental Laws”: means any European and any national, regional and/or local Laws, orders, directives and decisions rendered by any competent Authority, which directly or indirectly aims to protect the environment in its broadest concept (including air, water, soil, land, landscape, health, animals, vegetation). Consequently, the term “Environmental Laws” also encompasses and includes air emissions, water discharges, releases or threatened releases of pollutants into ambient air, surface water, ground water, soil or land, waste disposal and management, and/or use of hazardous and/or toxic materials (including asbestos) in the business and manufacturing operations and/or at the work place and/or in the products and/or in the premises (past and current).

“Estimated Cash”: means the Sellers’ good faith estimate of the Closing Date Cash, prepared in accordance with the Accounting Principles and the criteria set forth in Annex 1.2(a), as set forth in the Closing Notice.
“Estimated Financial Debt”: means the Sellers’ good faith estimate of the Closing Date Financial Debt, prepared in accordance with the Accounting Principles and the criteria set forth in Annex 1.2(b), as set forth in the Closing Notice.
“Estimated Working Capital”: means the Sellers’ good faith estimate of the Closing Date Working Capital, prepared in accordance with the Accounting Principles and the criteria set forth in Annex 1.2(c), as set forth in the Closing Notice.
“Estimated Working Capital Deficiency”: means the difference between the Target Working Capital and the Estimated Working Capital, if the latter is a smaller amount than the former.
“Estimated Working Capital Excess”: means the difference between the Estimated Working Capital and the Target Working Capital, if the latter is a smaller amount than the former.
“Financial Statements”: means (i) the audited consolidated financial statements of the Company at and for the year ended on December 31, 2015, inclusive of balance sheet, income statement, explanatory notes as well as the reports issued by the directors, statutory auditors and auditors, duly approved by the competent corporate bodies, and (ii) the unaudited consolidated management accounts of the Company at and for the quarter ended on March 31, 2016, inclusive of balance sheet and income statement, copies of which are attached hereto as Annex 1.2 (h).
“Indebtedness”: means, with respect to any specified Person, any liability relating to: (a) indebtedness, including interest thereon created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property to another Person subject to an agreement, contingent or otherwise, to repurchase such property from such Person); (b) obligations with respect to interest rate swap or interest rate insurance agreements, foreign exchange contracts, currency swap or option agreements, forward contracts, commodity swap, purchase or option agreements, other commodity price hedging arrangements and all other similar contracts or derivatives designed to alter the risks of any Person arising from fluctuations in interest rates, currency values or commodity prices; (c) capital lease obligations of such Person; (d) severance indemnity to be paid to the Employees in compliance with applicable Law (such as the so-called “TFR” provision regarding the Employees of the Company) and any unfunded pension obligation of any of the Group Companies toward the Employees; and (e) indebtedness of others (other than any Group Company)

guaranteed by such Person. For the sake of clarity any obligations with respect to letters of credit and bankers’ acceptances not matured, bank guarantees, surety bonds (fideiussioni) and bid, advance, performance and warranty bonds, and any obligations of this kind included in the Conti d’Ordine shall not be included in the definition of Indebtedness.
“Indemnified Tax Claims”: means, collectively, the claims raised by the Italian Tax authorities in connection with (i) alleged breaches by the Company in fiscal year 2012 of applicable VAT and export Tax rules as indicated in that certain October 8, 2015 audit report available in folders no. 16.7.2 and 16.7.3 of the DVD Documents and potential claims of a similar nature relating to other years that are still open as at the Closing Date and (ii) the discrepancies identified in the audit of the Company’s income Tax returns referred to the fiscal years 2013 and 2014 as indicated in that certain December 10, 2015 audit report available in folder no. 16.7.1. of the DVD Documents and potential claims of a similar nature relating to other years that are still open as at the Closing Date.
“Intellectual Property”: means (i) all patents and patent rights, trademarks and trademark rights, service marks (whether registered or unregistered), inventions, service names, trade names and trade name rights, copyrights and copyright rights, domain names, designs, utility models, designs, design rights, technology (including drawings, technical data, formulae, manufacturing processes, proprietary information and customers lists) or other intellectual property rights and all pending applications for and registrations of patents, trademarks and copyright; (ii) all software and computer programs (including source codes generated by the Group Companies); (iii) all trade secrets and know-how relating to any past or current products, research, development, or business methods regardless of whether such trade secrets or know-how were reduced to practice, actually practiced, licensed, or otherwise embodied in a saleable product; (iv) all sales and marketing materials; and (v) all copies and tangible embodiments thereof (in whatever form or medium).
“Interim Period”: means the period from the date hereof until the Closing Date.
“Laws”: means any laws, statutes, regulations, rules, decrees and directives, Italian or non Italian.
“Lender Release Letters”: means the instruments in writing executed by the lenders under the Credit Facility Agreements whereby such lenders, upon receipt of the Payoff Amounts, will confirm receipt thereof and consequently the termination of the Credit Facility Agreements (provided that for those facilities which are multi-purpose (cash plus guarantees) only the cash utilization thereof shall be taken into account) and the full release of the Company from any and all obligations and liabilities thereunder, which will be delivered by the Sellers to the Purchaser on or prior to the Closing Date.
“Liens”: means any diritto reale, diritto reale di garanzia, diritto reale di godimento, diritto personale di godimento, as well as any similar rights, including, but not limited to, liens, mortgages, pledges, charges, security interests, burdens, encumbrances or other restrictions or limitations of any nature whatsoever, including any prior approval, rights of first offer, rights of first refusal, rights of pre-emption, options or other third party rights.
“Loss” means any direct damage, cost and/or expense to be determined in accordance with articles 1223, 1225, 1226 and 1227 of the Code.
“Material Adverse Effect” means (i) any material event, fact, circumstance or condition which, individually or in the aggregate, has caused or can reasonably be expected to cause a material adverse impact on the business, assets, operations or conditions (financial or otherwise) of the Group Companies taken as a whole; or (ii) exclusively for the purposes of the Antitrust Clearance, a negative impact at the EBITDA level of Euro 2,500,000 or more.
“Measure”: means any measure, judgment, sentence, order, decree, directive, decision, injunction, ruling, settlement or arbitral award issued by any Authority.
“Payoff Amounts”: means the calculation of the overall amounts still outstanding, as principal and interest, as of the Closing Date under the Credit Facility Agreements and necessary to prepay them in full on the Closing Date, inclusive of any break up costs, prepayment fees or other similar costs or fees, to be indicated by each of the lenders under the Credit Facility Agreements (provided that for those facilities which are multi-purpose (cash plus guarantees) only the cash utilization thereof shall be taken into account) in the Payoff Letters.
“Payoff Letters”: means the letters to be issued by the lenders under the Credit Facility Agreements detailing the Payoff Amounts necessary to prepay in full the Credit Facility Agreements on the Closing Date, to be delivered by the Sellers to the Purchaser in the context of the Closing Notice.
“Permits”: means all licenses, permits, certificates, authorizations, approvals, registrations, declarations, communications and similar consents required by applicable Law and granted or issued by any governmental or regulatory Authority and/or declared or certified by each of the Group Companies in relation to the real estate assets operated and/or used by each of the Group Companies and in relation to the business and manufacturing operations carried out by each of the Group Companies.

“Person”: means any natural person, legal person or incorporated or unincorporated body, including any company, association and partnership.
“Prepayment Instructions”: means a letter in the form of Annex 1.2 (j) from the Company to the Purchaser containing written instructions to the Purchaser to pay the Payoff Amounts to the lenders under the Credit Facility Agreements on Closing in the name and on behalf of the Company in order to terminate the Credit Facility Agreements.
“Price Adjustment”: has the meaning set forth in Section 4.4 (Determination and Settlement of the Price Adjustment).
“Proceedings”: means any judicial, extra-judicial, administrative, court or arbitral proceedings before any Authority or any audit, assessment, investigation and/or inspection of whatever nature carried out by an Authority (including, without any limitation, Tax, environmental, labour and social security investigations or proceedings).
“Reference Date”: means the last day of the calendar month preceding that in which the Closing takes place.
“Sale and Purchase”: means, collectively, the sale of the Shares by the Sellers to the Purchaser and the purchase of the Shares by the Purchaser from the Sellers, in each case pursuant to the terms and subject to the conditions set forth in this Agreement.
“Sellers’ Fundamental Warranties”: means any of the Sellers’ representations and warranties set forth in Sections 8.1.1 (“Power and Authority of the Sellers; Enforceability”) and 8.1.4 (“Title to the Shares and to the shareholding interests in the Subsidiaries”).
“Sellers’ Warranties”: has the meaning set forth in Section 8.1 (Sellers’ Warranties).
“Shares”: means the no. 19,400,000 shares with no par value of the Company, representing 97% of the share capital thereof and 100% of the outstanding shares thereof (excluding therefore the Treasury Shares), owned by the Sellers and Jerzy Mosiewicz as described in Recital B above, and “Share” means, depending on the context, any of such shares respectively owned by any of the Sellers or Jerzy Mosiewicz.
“Spig Holding’s Warranties”: has the meaning set forth in Section 8.2 (Spig Holding Warranties).

“Target Working Capital”: means the amount of Euro 62,000,000 (sixty two million).
“Tax Returns”: means all returns, declarations, reports, claims for refund, or statement relating to Taxes, filed or to be filed with any authority regarding Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Taxes”: means any supranational, national, regional, municipal or local tax, direct or indirect, impost, duty, or other charge or withholding of a similar nature, any tax on income, any national and regional tax on corporate income and business activities (such as IRES and IRAP for Italy), value added tax (VAT), municipal tax on real property, substitute tax, stamp duty, mortgage tax, cadastral tax, tax on exchanges, consumer tax, transfer tax, employment tax (including social security, assistance contributions and insurance charge to any national social security or employee social security scheme) final and/or on account of withholding taxes, excise taxes, custom duties, registration tax, environmental and waste taxes, collection fees and any form of taxation, levy, duty, charge, contribution or impost that is at any time due, levied, withheld or withdrawn, collected or assessed by, or payable to, any tax Authority together with all interests, sanctions and penalties.
“Transaction”: means the Sale and Purchase and the other transactions to be carried out in accordance with this Agreement.
“Treasury Shares”: means the 600,000 shares with no par value of the Company, representing 3% of the share capital thereof, owned by the Company itself as treasury shares.
“Uninsured Warranties”: means those of Spig Holding’s Warranties not covered by the W&I Policy that are set forth in Annex 1.2 (k) attached to this Agreement.
“W&I Policy”: means that certain warranty and indemnity insurance policy to be issued prior to the Closing Date by ANV in favor of the Purchaser or the Designee and relating to the Sellers’ Warranties and Spig Holding’s Warranties.

1.3	Certain Rules of Interpretation
(a)    The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof or construction shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(b)    Words denoting the singular shall include the plural and vice versa. Words denoting one gender shall include another gender, unless the context or construction otherwise requires.
(c)    Titles and headings in this Agreement are for ease of reference only and do not affect the construction of the respective provisions of this Agreement.
(d)    Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Also, the words “hereof”, “herein” and other similar expressions used in this Agreement refer to this Agreement as a whole and not to any particular part of it.
(e)    The obligation of a Party to use its efforts, whether best or reasonable, to accomplish an objective shall be construed as an “obbligazione di mezzi” and not as an absolute obligation to ensure that such objective is actually achieved (i.e., as an “obbligazione di risultato”).
(f)    The words “shall cause” or “shall procure that” (or any similar expression) and, in general, any reference to actions to be taken (or not taken) by a Person which is not a Party to this Agreement shall be construed as a “promessa dell’obbligazione o del fatto del terzo” in accordance with article 1381 of the Code.
(g)    Any reference in this Agreement to a “day” or number of “days” (without the explicit qualification of Business Day(s)) shall be interpreted as a reference to a calendar day or number of calendar days. When calculating the period of days before which, within which or following which any act is to be done, or step taken, under this Agreement, the day that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the relevant period shall end on the next succeeding Business Day. Unless otherwise expressly indicated, any period of time expressed in months shall be calculated under article 2963, paragraphs 4 and 5 (Computo dei termini di prescrizione) of the Code.
(h)    Where in this Agreement an Italian term is given in italics or in italics and in brackets after an English term and there is any inconsistency between the Italian and the English terms, the meaning of the Italian term shall prevail.

1.4	Responsibility of the Parties; Spig Holding’s Minimum Capitalization

The Parties hereby acknowledge and agree that:
(a)    for any and all the obligations and commitments undertaken, as well as any and all representations and warranties made, by the Sellers under this Agreement, the Sellers shall be severally (and not jointly) liable towards the Purchaser, upon the terms provided for in Section 10.2 (Responsibility of the Sellers) with respect to the Indemnification (as defined here after) obligations, with the consequent exclusion of any joint liability relationship (“legame di solidarietà passiva”) among the Sellers in relation to any such obligation, commitment, representation and warranty;
(b)    the Members of the Mosiewicz Family execute this Agreement only and exclusively for the purposes of assuming the undertakings provided for in Sections 1.4(c) (Responsibility of the Parties; Spig Holding’s Minimum Capitalization) and 6.3 (Certain Preliminary Actions) and Articles 10 (Indemnification) with respect to Losses mentioned in Section 10.1(c) (Indemnification by the Sellers and the Members of the Mosiewicz Family), 11 (Non-Compete Undertakings ), 12 (Miscellaneous), 13 (Notices) and 14 (Governing Law, Arbitration and Jurisdiction), with the exclusion of any obligation under this Agreement other than those referred to herein;
(c)    in connection with Spig Holding’s Indemnification undertakings and indemnification undertakings as set forth in Article 10 (Indemnification), the Members of the Mosiewicz Family shall: (i) cause Spig Holding to maintain a minimum shareholders’ equity (“patrimonio netto”) in excess of Euro 10,000,000 at all times throughout the period between the date hereof and the expiration of the longest survival period of the Sellers’ Warranties and Spig Holding’s Warranties as per Section 10.3.6 (Time Limits); (ii) not vote in favor of, approve or otherwise permit any voluntary winding up procedure of Spig Holding; (iii) not perform any transfer of Spig Holding shares or issue of new Spig Holding shares or convertible bonds or warrants or other rights or securities convertible into or entitling their holder to subscribe to, acquire or receive Spig Holding shares to any Person other than Members of the Mosiewicz Family or their heirs (provided that, in case of transfer to heirs, these shall be bound by the same restrictions identified in this Section 1.4(c) as if they were parties to this Agreement) save for transfers following which Spig Holding still remains an Affiliate of any Members of the Mosiewicz Family; (iv) not create or permit the creation of any Lien on Spig Holding shares representing more than 49.9% of the share capital thereof other than in favor of any other Member of the Mosiewicz Family or their heirs (provided that, in case of transfer to heirs, these shall be bound by the same restrictions identified in this Section 1.4(c) as if they were parties to this Agreement); and/or (v) not vote in favor of, approve or otherwise perform any merger, demerger, spin off, transfer of a business or a division as a going concern or other extraordinary transaction affecting Spig Holding other than with or to any other Member of the Mosiewicz Family or their heirs (provided that, in case of transfer to heirs, these shall be bound by the same restrictions identified in this Section 1.4(c) as if they were parties to this Agreement) and save for any actions or transactions following which Spig Holding still remains an Affiliate of any Members of the Mosiewicz Family.

2.	SALE AND PURCHASE

2.1	Sale and Purchase
Subject to the terms and conditions set forth in this Agreement, the Sellers hereby agree to sell and transfer to the Purchaser, and the Purchaser hereby agrees to purchase from the Sellers, the Shares, free and clear of any Liens, with effect as of the Closing, and namely:
(a)    Spig Holding shall sell to the Purchaser, and the Purchaser shall purchase from Spig Holding, no. 13,180,000 Shares currently owned by Spig Holding at the date of this Agreement and no. 400,000 Shares which Spig Holding shall purchase from Jerzy Mosiewicz before the Closing Date pursuant to Section 6.3 (Certain preliminary actions), and therefore upon Closing Spig Holding shall sell to the Purchaser the aggregate number of 13,580,000 Shares, representing 67.90% of the share capital of the Company (collectively, the “SH Shares”);
(b)    Ambienta shall sell to the Purchaser, and the Purchaser shall purchase from Ambienta, no. 5,820,000 Shares, representing 29.10% of the share capital of the Company.

2.2	Entitlement to the Shares
The Shares shall be transferred to the Purchaser “cum-coupon” (“con godimento regolare”), and therefore the Purchaser shall be entitled to benefit from all income and receive all dividends and distributions of whatever nature, howsoever generated or resolved by any of the Group Companies, which will be payable or actually paid after the Closing Date, even if referred to a period of the current financial year prior to the Closing Date or to previous financial years.

2.3	Waiver to the Right of First Refusal, Lock-Up
Before the Closing Date, each of the Sellers and Jerzy Mosiewicz shall reciprocally waive the right of first refusal (diritto di prelazione) and, to the extent still applicable, the lock-up obligations provided under the by-laws of Spig and any other right relating to the transfer of the Shares which could be provided for in verbal or written agreements existing between the Sellers and Jerzy Mosiewicz in connection with the execution and performance of this Agreement and the Sale and Purchase by executing the waiver letter attached as Annex 2.3 hereto.

3.	RIGHT OF DESIGNATION

3.1	The Designee
The Purchaser may designate a third Person (the “Designee”) to purchase the Shares from the Sellers, provided that such designation is made in accordance with the following provisions:
(a)    the Designee shall be an Affiliate of the Purchaser;
(b)    anything in Article 1403 of the Code or elsewhere to the contrary notwithstanding, the designation shall be deemed validly made if notified in writing to the Sellers together with the written unconditional acceptance by the Designee of the designation and all the terms and conditions of this Agreement, including the express acceptance of Article 14 (Governing Law, Arbitration and Jurisdiction) (the “Designation Notice”);
(c)    the Purchaser shall deliver to the Sellers the Designation Notice – under penalty of forfeiture (decadenza) – no later than five (5) Business Days prior to the Closing Date.

3.2	Responsibility of the Purchaser
The Designee will acquire all rights and assume all obligations of the Purchaser under this Agreement effective as of the date on which the Designation Notice is received by the Sellers.
Following the receipt by the Sellers of the Designation Notice, any reference to the Purchaser under this Agreement shall be construed as a reference to the Designee.
Following the exercise of its right of designation under this Article 3, the Purchaser shall remain jointly and severally liable with the Designee for the performance of any obligations arising under, or in connection with, this Agreement.

4.	PURCHASE PRICE AND PAYMENTS

4.1	Price Formula

The consideration for the sale and purchase of the Shares shall be an amount to be calculated as follows (the “Price”):

(a)	Euro 155,000,000.00 (one hundred fifty five million);

(b)	plus the Closing Date Cash;

(c)	minus the Closing Date Financial Debt;

(d)	plus the Closing Date Working Capital Excess (if any); or

(e)	minus the Closing Date Working Capital Deficiency (if any).
For the sake of clarity, an example of the determination and calculation of the Price pursuant to this Section 4.1 is set forth in Annex 4.1.

4.2	Provisional Price
Not less than 10 (ten) Business Days prior to Closing, the Sellers shall (and, as the case may be, shall cause the Group Companies to) deliver to the Purchaser a notice (the “Closing Notice”) containing (i) the Payoff Letters and (ii) the Sellers’ good faith estimate of:

(a)	the Estimated Cash;

(b)	the Estimated Financial Debt;

(c)	the Estimated Working Capital Excess (if any);

(d)	the Estimated Working Capital Deficiency (if any); and, therefore

(e)	the estimation of the Price, calculated in accordance with Section 4.1 (the “Provisional Price”), provided, however, that if the Provisional Price as estimated by the Sellers in the Closing Notice is greater than Euro 125,000,000 (one hundred twenty five million) the Sellers and the Purchaser will promptly consult in good faith in an effort to mutually agree upon the Provisional Price and, absent such agreement in the five Business Days following delivery of the Closing Notice, the Provisional Price will be deemed to be Euro 125,000,000 (one hundred twenty five million).

4.3	Determination of the Price

The Parties agree that:
(a)    as soon as possible after the Closing, and in any case within the following 50 (fifty) Business Days, the Purchaser shall prepare in accordance with the Accounting Principles and deliver to the Sellers the consolidated financial accounts of the Group Companies at the Reference Date (the “Reference Date Accounts”) setting out its calculation of the actual amounts of (i) the Closing Date Cash; (ii) the Closing Date Financial Debt; (iii) the Closing Date Working Capital; (iv) the Closing Date Working Capital Deficiency or the Closing Date Working Capital Excess, as the case may be; (v) the determination of the Price pursuant to the formula set forth in Section 4.1 (Price Formula); and (vi) the calculation of the Price Adjustment (the “Purchaser’s Proposal”). Should the Purchaser fail to deliver the Purchaser’s Proposal within such period of 50 (fifty) Business Days from the Closing Date, the Provisional Price as calculated by the Sellers pursuant to Section 4.2 (Provisional Price) above will be considered as final and binding upon the Parties as a definitive Price;
(b)    the Reference Date Accounts and the Purchaser’s calculation of the Price contained in the Purchaser’s Proposal will be final and binding upon the Parties for the purposes of this Agreement unless a written notice of disagreement with respect thereto (the “Notice of Disagreement”), specifying in detail the nature and reasons of such disagreement, is notified by the Sellers to the Purchaser within 25 (twenty five) Business Days following the date on which the Purchaser’s Proposal is delivered to the Sellers;
(c)    for the purpose of the verification of the Reference Date Accounts and of the Purchaser’s calculation of the Price, the Purchaser shall cause the management of each of the Group Companies to reasonably cooperate with the Sellers, in accordance with their reasonable instructions. After Closing, such cooperation shall include, without limitation, access, including through their consultants and advisors, to any relevant books and records and employees of the Group Companies during normal business hours and without disruption of the Group Companies activity;
(d)    if a Notice of Disagreement is notified to the Purchaser as provided in paragraph (b) above, for a period of 20 (twenty) Business Days following the delivery of the Notice of Disagreement (the “Conciliation Period”), the Sellers and the Purchaser shall attempt to resolve any disagreement which they may have with respect to any matter specified in the Notice of Disagreement;

(e)    if the Parties are able to reach said amicable solution with respect to all of the items disputed in the Notice of Disagreement, the amounts of (i) the Closing Date Cash; (ii) the Closing Date Financial Debt; (iii) the Closing Date Working Capital; (iv) the Closing Date Working Capital Deficiency or the Closing Date Working Capital Excess, as the case may be; (v) the determination of the Price; and (vi) the calculation of the Price Adjustment as agreed in writing between the Parties shall become final and binding to the Parties;
(f)    if, at the end of the Conciliation Period, the Parties fail to reach an agreement in writing with respect to all of the matters which are the subject matter of the Notice of Disagreement then (x) all of the matters in relation to which an agreement has been reached in writing by the Parties shall become final and binding to the Parties while (y) all of the matters that are still in dispute (the “Disputed Matters”) shall be submitted by any of the Parties to the auditing firm KPMG, Milan office, or, if such firm is unable or unwilling to serve as provided in this Section 4.3, another mutually agreed internationally recognized accounting firm that is not the audit firm either of any of the Parties or of any of the Group Companies (or failing such agreement, selected by the chair of the Milan bar of certified public accountants (presidente dell’Ordine dei Dottori Commercialisti ed Esperti Contabili di Milano) upon request of any of the Parties) (hereinafter, the “Independent Expert”), upon the following terms and conditions:
(i)    the appointment of the Independent Expert shall be jointly made by the Parties, or, failing the cooperation of any of the Parties, by the most diligent Party within 15 (fifteen) Business Days following the expiration of the Conciliation Period. If KPMG, Milan office does not accept this appointment, the appointment of the new Independent Expert by mutual agreement of the Parties or the request to the chair of the Milan bar of certified public accountants (presidente dell’Ordine dei Dottori Commercialisti ed Esperti Contabili di Milano) to appoint the new Independent Expert shall have to be made within the following 15 (fifteen) Business Days;
(ii)    the mandate to the Independent Expert shall be substantially in the form of the Independent Expert’s standard engagement letter, save for reasonable amendments which the Parties may agree upon and request the Independent Expert to accept;
(iii)    the Independent Expert shall act as arbitrator pursuant to Section 1349, first paragraph of the Code, and shall decide on the Disputed Matters based on its fair judgment (“equo apprezzamento”) and not in its own discretion (“mero arbitrio”); the Independent Expert shall apply in its determinations the definitions, criteria and other applicable terms and other provisions contained in this Agreement and the Accounting Principles as applied by the Group Companies consistent with past practice;
(v)    the Independent Expert shall consider only the Disputed Matters and shall hear, also informally, the Parties’ respective views on the Disputed Matters and shall render its determinations in a report (the “Independent Expert’s Report”), which shall contain the final determination of the Price, in accordance with Section 4.1 (Price Formula) and the other relevant provisions of this Agreement, as well as of the Price Adjustment, to be delivered simultaneously to the Parties within 20 (twenty) Business Days from the date of its appointment;
(vi)    the Independent Expert shall have access to the books, records, personnel and any other information of the Parties to the maximum extent required, in its reasonable judgment and subject to prior consultation with the Parties, to perform the services contemplated hereby;
(vii)    without prejudice to Article 1349, paragraph 1, of the Code, the determinations of the Independent Expert prepared and delivered in accordance with this paragraph (f) shall be final and binding upon the Parties for the purposes of determining the Price and shall not be subject to appeal;
(viii)     all fees and disbursements of the Independent Expert due in connection with the resolution of the Disputed Matters pursuant hereto and with the provision of the services contemplated hereby shall be borne by the Party whose proposed Price deviates more from that resulting from the Independent Expert’s Report;
(g)    the Parties hereby agree that the amounts of (i) the Closing Date Cash; (ii) the Closing Date Financial Debt; (iii) the Closing Date Working Capital; (iv) the Closing Date Working Capital Deficiency or the Closing Date Working Capital Excess, as the case may be; (v) the Price; and (vi) the Price Adjustment, as they will become final and binding on the Parties pursuant to this Section 4.3, shall be taken by the Parties as the final, binding and conclusive determination of the Price and the Price Adjustment for all purposes of this Agreement.

4.4	Determination and Settlement of the Price Adjustment
The Parties agree that the Provisional Price shall be increased or reduced (as the case may be), on a Euro for Euro basis, by the amount of the difference, if any, between the (i) Provisional Price, as paid by the Purchaser on the Closing Date, and (ii) the Price, as finally agreed among the Parties in writing or determined in accordance with Section 4.3 (Determination of the Purchase Price), as follows (the “Price Adjustment”):

(a)    if the Price is higher than the Provisional Price, the Purchaser shall pay to the Sellers an amount equal to the excess amount (the “Price Increase”); or
(b)    if the Price is lower than the Provisional Price, the Sellers shall pay to the Purchaser an amount equal to the shortfall (the “Price Reduction”).

4.5	Payments
The payment of the Price shall be made as follows:
(a)    on the Closing Date, the Purchaser shall pay to the Sellers an amount equal to the Provisional Price pursuant to Sections 4.6 (Allocation of the Price for the Shares) and 4.7 (Payment Modalities);
(b)    on or prior to the 15th (fifteenth) Business Day following the date on which the Price is finally determined in accordance with the provisions of Section 4.3 (Determination of the Price) above, the Purchaser shall pay to the Sellers the Price Increase or the Sellers shall pay to the Purchaser the Price Reduction, whichever applies pursuant to Section 4.4 (Determination and Settlement of the Price Adjustment), and the relevant payment shall be made pursuant to Sections 4.6 (Allocation of the Price for the Shares) and 4.7 (Payment Modalities).

4.6	Allocation of the Price for the Shares
The Price for the Shares and, if applicable, the Price Increase shall be allocated between the Sellers as follows: 70% to Spig Holding and 30% to Ambienta.
Should a Price Reduction apply pursuant to Section 4.4, Spig Holding shall pay 70% thereof to the Purchaser and Ambienta shall pay the remaining 30% thereof to the Purchaser.

4.7	Payments Modalities
All payments to be made by any Party pursuant to this Agreement shall be made on the due date thereof in immediately available funds by irrevocable and unconditioned wire transfer to the bank account designated by the receiving Party at least three (3) Business Days prior to the date on which payment is due.
None of the Parties shall have any right of set-off or retention right with respect to the Price or (if applicable) the Price Increase or the Price Reduction or any other payment to be made by such Party according to this Agreement.

5.	CONDITIONS TO CLOSING

5.1	Conditions Precedent to the Parties’ obligations

(a)
Conditions to Obligations of the Parties. The obligations of the Parties to perform the Closing and consummate the Transaction shall be subject to the satisfaction of the following conditions precedent:

(i)
No Order. No Authority of competent jurisdiction shall have enacted, issued or enforced any Law or other Measure which has the effect of making the consummation of the Closing illegal or otherwise prohibits the consummation of the Transaction.

(ii)	Antitrust Clearance. The Antitrust Clearance shall have been obtained.

(b)
Conditions to Obligations of the Purchaser. The obligation of the Purchaser to perform the Closing and consummate the Transaction shall be subject to the satisfaction (or legitimate waiver by Purchaser) of the following additional conditions precedent:

(i)
Representations and Warranties. As of the Closing Date, there shall not have been any breaches of the Sellers’ Warranties and/or Spig Holding’s Warranties and/or any update or supplement to the Disclosure Schedule under Section 8.4 (any such breach, update or supplement, a “Breach of Warranties”) from which any Loss exceeding Euro 2,500,000 may arise.

(ii)
Covenants. Each of the Sellers, Jerzy Mosiewicz and Enrique Mosiewicz shall have performed or complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(iii)
Payoff Condition. Spig Holding shall have delivered the Payoff Letters and Lender Release Letters to the Purchaser, unless the BofA Waiver has been obtained and without prejudice to the obligations set forth in Section 6.3(d).

(c)
Conditions to Obligations of the Sellers. The obligation of the Sellers to perform the Closing and consummate the Transaction shall be subject to the satisfaction (or legitimate waiver by Sellers) of the following additional conditions precedent:

(i)	Representations and Warranties. As of the Closing Date, there shall not have been any breaches of the Purchaser’s Warranties.

(ii)
Covenants. The Purchaser shall have performed or complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

5.2	Filings with Antitrust Authorities
(a)    The Purchaser shall prepare and file, or cause to be prepared and filed, as soon as practicable after the date hereof, and in any event no later than 10 (ten) Business Days thereafter, all the notices and applications which are required to be filed by the Purchaser, for the purpose of securing the Antitrust Clearance, it being understood that the Sellers shall have the right to previously review the content of such notices and applications and, if the case may be, to suggest amendments which shall not be unreasonably disregarded by the Purchaser; to this end, each of the Parties shall promptly provide all the documents and information relating to itself (or the relevant Affiliates) which are required for the purpose of the aforementioned notices and applications.
(b)     The Sellers shall cooperate, and cause the Group Companies to cooperate, with the Purchaser by promptly providing the latter with any information that may be reasonably requested by the Purchaser for the purposes of filing or submitting the applications to obtain the Antitrust Clearance and in connection with any request for additional information or documents that the Antitrust Authority may make as a result of such filings or applications.
(c)    The Purchaser shall provide the Sellers a copy of any antitrust-related notices, applications or other documents promptly after delivery or receipt thereof and keep the Sellers duly and timely informed about the relevant process, provided however that the Purchaser shall have no obligation to disclose to the Sellers any business secrets, competitively sensitive information or other privileged or confidential information in connection therewith.
(d)    The Purchaser shall promptly provide any additional information or document that may be requested by the Antitrust Authority and the Sellers shall provide and prepare timely any additional information and/or documentation, as well as provide the Purchaser with any assistance, that the Purchaser may reasonably require in connection therewith (such information to be provided to counsel pursuant to “clean room” provisions to be agreed).

(e)    The Purchaser shall cooperate with the Sellers, and the Sellers shall cooperate with the Purchaser, in good faith for the purpose of securing as soon as possible the Antitrust Clearance.
Any filing fees owed to the Antitrust Authority in connection with the Antitrust Clearance shall be paid by the Purchaser.

5.3	Measures of the Antitrust Authority
The Purchaser acknowledges and agrees that the Antitrust Clearance will be deemed to have been obtained even in the event that any competent Antitrust Authority grants the Antitrust Clearance subject to assumption of certain undertakings by the Purchaser concerning the Group Companies, the Purchaser and/or its Affiliates such as, but not limited to, the ceasing of production in whole or in part in any given country or market, the obligation to sell products on certain terms to any third party or the obligation to dispose of one or more shareholding or business, provided however that such undertakings shall not result in a Material Adverse Effect, in which case the Purchaser agrees to commit to such undertakings, subject to the aforesaid proviso, so as to permit the Closing to take place.

5.4	Non Fulfilment of Conditions to Closing

(a)
Subject to paragraph (b) below, in case any of the conditions precedent contemplated by Section 5.1 (Conditions Precedent to the Parties’ Obligations) is not obtained or, to the extent legally possible, waived by the Party or Parties entitled to do so pursuant to Section 5.1 (Conditions Precedent to the Parties’ Obligations) within 180 days after the date hereof as this term may be possibly extended by mutual agreement of the Parties (the “Long Stop Date”), this Agreement shall automatically terminate and the Parties shall be released from all obligations hereunder except for the provisions and obligations under Section 12.1 (Confidentiality and Announcements) and Article 14 (Governing Law, Arbitration and Jurisdiction), provided that the termination of this Agreement shall not affect any accrued rights or liabilities of either Party in connection with any breach of any of the obligations set forth in this Article 5 (Conditions to Closing) or any of the obligations and covenants required by this Agreement to be performed or complied with by any of the Parties prior to the Closing Date.

(b)
In the case provided for in Section 5.1 (b)(i), the Sellers may notify to the Purchaser (i) their unconditional undertaking to indemnify and hold the Purchaser harmless pursuant to Section 10.3.7 in relation to any Losses deriving from the Breaches of Warranties referred to in Section 5.1 (b)(i) or (ii) their decision to take into account the amount of the Losses deriving from the Breaches of Warranties referred to in Section 5.1 (b)(i) for the purposes of the calculation of the Closing Date Working Capital, in which cases the condition precedent set forth therein shall be deemed to have been waived by the Purchaser.

6.	ACTIONS AND COVENANTS PRIOR TO CLOSING

6.1	Management of the Group Companies in the Interim Period
Except as otherwise provided in this Agreement, Spig Holding shall cause the Group Companies to conduct their business in the ordinary course and consistently with past practice, without entering into any agreement, or incurring any obligation, liability or Indebtedness or taking any other action which exceeds the ordinary course of business and Ambienta shall cause the directors designated by Ambienta in any of the Group Companies’ boards of directors and shall exercise its voting rights in the Company’s shareholders’ meeting so as not to interfere with or attempt to frustrate the foregoing.
Without limiting the generality of the foregoing, during the Interim Period:

(i)	Neither of Spig Holding and Ambienta shall sell, transfer, assign, dispose of or take any other action that would result in any Lien being created on the Shares;

(ii)
Spig Holding shall cause the Company and SPIG USA not to sell, transfer, assign, dispose of or take any other action that would result in any Lien being created on any of the equity interests owned by the Company or SPIG USA in the Subsidiaries as set forth at Recital C; and

(iii)	Spig Holding shall cause each of the Group Companies not to, without the prior written consent of the Purchaser pursuant to Section 6.2 (Consent of the Purchaser):
(a)    take any action to amend its charter documents or by-laws or to change any of the accounting principles or practices (whether for financial accounting or Tax purposes) used by any Group Company;
(b)    issue any stock, equity interest, bonds or other corporate securities or grant any option or issue any warrant to purchase or subscribe for any of such securities or issue any securities convertible into such securities, other than in connection with equity injections or shareholder loans to be made by the Sellers or any Group Company in order to finance the repayment of the existing Credit Facility Agreements, provided that any such shareholder loan shall be repaid on or prior to the Closing Date;
(c)    declare, pay or distribute any dividends or reserves of any nature or repurchase or redeem any shares of its capital stock;
(d)    pay, accrue or become liable for any management fees, performance bonuses or other bonuses to the Sellers, the Members of the Mosiewicz Family or any of their respective Affiliates,

exception made for payment of salaries, bonuses or benefits made in the ordinary course of business, consistent with past practice and in compliance with existing agreements;
(e)    create or incur any type of Lien of whatever nature on any of their respective assets or properties;
(f)    sell, assign, transfer or lease out any of its assets, including any Intellectual Property, except for products and inventory sold in the ordinary course of business and except for forward purchases (acquisti a termine) of raw materials;
(g)    acquire, merge or consolidate with or into any corporation or other entity or acquire any lines of business or divisions or material assets from any third party or enter into any kind of joint venture with any third party;
(h)    incur any liability or debt to any third party in excess of Euro 500,000, other than trade payables incurred in the ordinary course of business, consistent with past practice, or cancel any debts or claims in excess of Euro 100,000;
(i)    incur or authorize capital expenditures other than those contemplated by the business plan of the Company in force as of the date hereof;
(j)    make, accrue, increase or become liable for any bonus, profit sharing or incentive payment, except for payments or accruals under existing plans, if any, or increase the rate of compensation payable or to become payable by them to any of their officers, directors or employees, other than increases in the ordinary course of business consistent with past practice and incentives to top management in relation to the Transaction;
(k)    enter into any lease, contract, agreement, transaction or understanding other than those entered into in the ordinary course of business, consistent with past practice, or amend or terminate any existing contract, including employment contracts with their employees or enter into any non-compete undertaking or similar restrictive covenants other than as contemplated hereby;
(l)    enter into any lease, contract, agreement, transaction or understanding with any of the Sellers, the Members of the Mosiewicz Family or any of their Affiliates;

(m)    request or require any Person to accelerate the payment of, factor, or write-off or otherwise reduce amounts owing by any Person in respect of the accounts receivable of any Group Company, except in the ordinary course of business, consistent with past practice;
(n)    defer the payment of the accounts payable of any Group Company beyond such Group Company’s payment practices in the ordinary course of business, consistent with past practice;
(o)    initiate, abandon or settle any dispute or litigation whereby any of the parties involved claims in excess of Euro 500,000, provided that in case of refusal of consent by the Purchaser to any definitive written proposal of settlement submitted by the Sellers in accordance with Section 6.2 (Consent of the Purchaser), the liability, if any of Spig Holding for Indemnification (as defined here after) shall be limited to the amount of the proposed settlement;
(p)     without prejudice to letter (o) above, make any Tax election or take any other action, including but not limited to, entering into agreements with the Tax authorities or apply for and obtain Tax rulings from the Tax authorities, that may change the Tax regime applicable to the Group Companies; and
(q)    commit or agree to do any of the foregoing in the future,
and Ambienta shall cause the directors designated by Ambienta in any of the Group Companies’ boards of directors and shall exercise its voting rights in the Company’s shareholders’ meeting so as not to interfere with or attempt to frustrate any of the actions contemplated by items (ii) and/or (iii) of this Section 6.1.

6.2	Consent of the Purchaser
In the event, during the Interim Period, the Group Companies intend to take any of the actions referred to in items (iii)(a) to (iii)(q) of Section 6.1 (Management of the Group Companies in the Interim Period), the Sellers, each in their respective roles and powers, shall cause the relevant Group Company to request the prior written consent of the Purchaser’s designated representative, Jenny Apker, Chief Financial Officer (the “Purchaser’s Representative”), which consent (limited only to sub-items (f), (h), (i), (k), (l) or (o) of item (ii)) shall not be unreasonably withheld or delayed. When seeking such consent, the Sellers, each in their respective roles and powers, shall or shall cause the relevant Group Company to provide the Purchaser’s Representative with sufficient necessary information to take a timely and informed decision to approve or not to approve the intention of the Group

Companies to take any of such actions within 5 (five) Business Days as from the receipt of such notification in accordance with this Agreement. Should the Purchaser’s Representative fail to reply in writing within such deadline, the proposed action will be considered as approved by the Purchaser.
For the purposes of this Section 6.2 notices shall be made by electronic mail as provided for in Article 13 (Notices).

6.3	Certain Preliminary Actions
Prior to the Closing Date:
(a)    Spig Holding shall purchase from Jerzy Mosiewicz, who shall sell to Spig Holding, all of the 400,000 Shares that Jerzy Mosiewicz owns as of the date hereof, free and clear of any Lien, by executing and delivering any document and instruments as may be necessary under the Laws of Italy to transfer to Spig Holding good and marketable title to the Shares, free and clear of any Lien, including by endorsing and delivering the share certificates representing such Shares to Spig Holding, in compliance with Article 2355 of the Code, and Spig Holding shall cause the Company to properly record such transaction into the Company’s shareholders’ ledger;
(b)    Spig Holding shall cause SPIG USA, or such other Group Company designated in accordance with this Section 6.3(b), to purchase from Jerzy Mosiewicz, who shall sell to SPIG USA, or such other Group Company designated in accordance with this Section 6.3(b), all of the 1,000 shares that Jerzy Mosiewicz owns as of the date hereof in SPIG TR, representing 0.5% of the share capital thereof, free and clear of any Lien, for a purchase price of Euro 1,000 by executing and delivering any document and instruments as may be necessary under the Laws of Brazil to transfer to SPIG USA, or such other Group Company designated in accordance with this Section 6.3(b), good and marketable title to such shares, free and clear of any Lien, and Spig Holding shall cause SPIG TR to properly record such transaction into the Company’s shareholders’ ledger; further the Parties agree that the Purchaser may designate no later than 10 days prior to the Closing Date a Group Company other than SPIG USA to purchase the 0.5% interest in SPIG TR pursuant to the terms hereof;
(c)    Spig Holding shall cause the Company to purchase (i) from Enrique Mosiewicz, who shall sell to the Company, the equity interest representing 98% of the share capital of DCS, free and clear of any Lien, and (ii) from Mr Marco Rapetti the remaining equity interest representing 2% of the share capital of DCS, free and clear of any Lien, against payment of an aggregate consideration (for 100% of the share capital of DCS) equal to Euro 300,000, to be paid simultaneously with the execution of the notarial deed of transfer of such equity interests, which shall take place before June 30, 2016 and shall be in the form of Annex 6.3(b);
(d)    And as soon as practicable after the date hereof, (x) the Purchaser shall request Bank of America to issue the BofA Waiver, keeping the Sellers apprised of the relevant progress and (y) Spig Holding shall cause the Company to notify the lenders under the Credit Facility Agreements of the Transaction and the expected Closing Date and consequential change of control over the Company and shall request such lenders, in accordance with the terms of the Credit Facility Agreements, to deliver (i) the Payoff Letters not later than five or more Business Days prior to the Closing Date and (ii) the Lender Release Letters on the Closing Date;
(e)    Spig Holding shall cause the Company to deliver to the Purchaser the Prepayment Instructions;
(f)    Those of the Members of the Mosiewicz Family who own the Intellectual Property described in Annex 6.3 (f), that is utilized by any of the Group Companies in conducting its business or that is relevant for conducting the business of any of the Group Companies, shall, before June 30, 2016, validly and effectively transfer title to such Intellectual Property to the Company or any other Group Company prior to the Closing Date for a consideration to be paid by the Company prior to the Closing Date of Euro 40,000; and
(g)    Those lease agreements listed in Section 8.2.6 of the Disclosure Schedule that are entered into by the Company with Members of the Mosiewicz Family or their Affiliates will be renewed by July 1, 2016 for a 6+6 year term at the same terms and conditions, except that the Company will be granted the right to withdraw from any of such leases at any time after the second anniversary of their renewal with a 6-month prior notice, provided that, where applicable, Ambienta shall cause the directors designated by Ambienta in any of the Group Companies’ boards of directors and shall exercise its voting rights in the Company’s shareholders’ meeting so as not to interfere with or attempt to frustrate any of the actions contemplated by items (a) to (g) of this Section 6.3.

6.4	Run-Off of D&O Insurance Policy
The Sellers shall be entitled to procure that, prior to the Closing Date, the Company or, if applicable, the Group Companies extend the existing directors’ and officers’ liability insurance policies for a further period of 6 (six) years after Closing (so called “run-off” policy), as will enable each director or statutory auditor or officer of the Group Companies resigning at the Closing Date to make claims under those policies in connection with any event which occurred prior to the Closing Date on terms and conditions that are, in every respect, no less advantageous to the resigning directors or statutory auditors or officers than the directors’ and officers’ liability insurance policies maintained by the Company or, if applicable, by the Group Companies, as at the date of this Agreement.

7.	CLOSING, ACTIONS AT CLOSING AND POST CLOSING

7.1	Place and Date of Closing
The Closing shall take place at the offices of Jones Day in Milan, Via Turati, 16/18, before the notary public to be designated by the Purchaser before the Closing, on:
(a)    July 1, 2016; or
(b)    if later, the fifth Business Day following the date on which any of the Parties receives notification of the later between the Antitrust Clearance as per Section 5.1(a)(ii) and, unless the BofA Waiver is obtained, the delivery of the Payoff Notices and Lender Release Letters as per Section 5.1(b)(iii); or
(c)    such other date as the Parties may agree in writing
(the applicable date as per paragraphs (a) to (c) above, as the case may be, the “Closing Date”).

7.2	Actions and Deliveries at Closing
In addition to any other action to be taken and to any other instrument to be executed and/or delivered under this Agreement, at the Closing:
(a)    Each of Spig Holding and Ambienta shall:
(i)    (x) cause all of the directors of the Company and the non-executive directors of the Subsidiaries listed in Annex 7.2 (a)(i)(1) respectively designated by Spig Holding and by Ambienta to resign from office as of the Closing Date and to deliver to the Purchaser resignation letters in the form of Annex 7.2 (a)(i)(2) confirming that they have no claims for compensation for termination, loss of office, unpaid remuneration or otherwise, exception made for the ordinary course compensation due up to the Closing Date and unpaid at the Closing Date (if any) and (y) procure that none of the directors respectively designated by Spig Holding and by

Ambienta in attendance at the shareholders’ meeting provided for in clause (c)(vi) herebelow object to discussing and resolving upon any of the matters on the agenda; and
(ii)    execute and deliver any document and instruments as may be necessary under the Laws of Italy, to transfer to the Purchaser good and marketable title to the Shares, free and clear of any Lien, including by endorsing to the Purchaser the share certificates representing all of the Shares, in compliance with Article 2355 of the Code, and delivering such certificates so endorsed to the Purchaser;
(b)    Spig Holding shall:

(i)
deliver to the Purchaser (x) appropriate documentation showing the accomplishment of the preliminary actions and performance of the obligations set forth in Section 6.3 (Certain Preliminary Actions) above and (y) the Prepayment Instructions and the Lender Release Letters, without prejudice to what is provided for in Section 6.3 (Certain Preliminary Actions), in each case to the extent such documentation has not been previously delivered to the Purchaser;

(ii)	procure that at least the majority of the directors and statutory auditors of the Company presently in office participate in the shareholders’ meeting provided for in clause (c)(vi) herebelow;

(iii)	cause one of the Company’s directors to properly record the transfer of the Shares as per paragraph (a)(ii) above into the Company’s shareholders’ ledger; and

(iv)	deliver the shareholders’ ledgers and the other corporate books of the Group Companies to the Purchaser;
(c)    the Purchaser shall:
(i)    pay, in the name and on behalf of the Company, the Payoff Amounts to the lenders under the Credit Facility Agreements according to the Payoff Letter and as per the Prepayment Instructions;
(ii)    pay to the Sellers the Provisional Price pursuant to Sections 4.6 and 4.7 and shall deliver to the Sellers evidence of payment thereof;
(iii)    execute and deliver any document and instruments as may be necessary under the Laws of Italy for the Sellers to transfer to the Purchaser good and marketable title to the Shares;

(iv)    pay or cause to be paid any stamp, transfer, notarial or similar taxes, duties, fees, costs, charges and expenses, including the so-called Tobin Tax, however due for the transfer of the Shares, except any applicable income Tax or capital gain Tax which shall remain entirely for the account of the Sellers;
(v)    deliver to the Sellers a written undertaking (in the form of Annex 7.2(c)(v)) to the directors of the Group Companies resigning as per Section 7.2 (a)(i) not to, and to cause any Group Company after the Closing not to, make or bring any claim, action, suit or litigation (including, as applicable, under articles 2393, 2393-bis and/or 2395 of the Code) against them in connection with his/her office and activities as directors until the Closing Date and to indemnify and hold each of them harmless from any liabilities incurred as a result of any such claim, action or suit made by the Purchaser or any Group Company against them in connection with his/her office and activities as directors until the Closing Date, in all cases except for fraud (“dolo”) or gross negligence (“colpa grave”);
(vi)    attend and vote at the ordinary shareholders’ meeting of the Company to be held on the Closing Date in lieu of notice pursuant to Article 2366, paragraph 4, of the Code at the presence of at least the majority of the resigning directors and statutory auditors (A) to appoint new directors replacing those who will have resigned as per Section 7.2 (a)(i); and (B) to give full discharge and release, to the extent permitted under applicable Law, to the directors of the Company who shall have resigned as per Section 7.2 (a)(i) from and against any and all liabilities arising from their office as directors of the Company up to the Closing Date, except in case of fraud (“dolo”) or gross negligence (“colpa grave”);
(d)    each of the Parties shall execute and deliver such other agreements, instruments and documents as are reasonably necessary or appropriate to consummate the Transaction contemplated hereby.

7.3	One Transaction
All actions and transactions set forth in Section 7.2 (Actions and deliveries at Closing) shall be regarded as one single transaction so that such actions and transactions shall be deemed to occur simultaneously, and no such action or transaction shall be deemed to have been consummated until all such transactions have been consummated. If any action or transaction constituting the Closing as set forth in Section 7.2 is not fulfilled in full compliance with this Agreement, at the option of the Party having interest to the fulfilment or proper performance of such action or transaction, (i) such Party shall be entitled (notwithstanding Section 10.6 (Sole Remedy)) to refuse to fulfil its obligations set forth in Section 7.2 unless and until all the other actions and transactions constituting the Closing as set forth therein shall have taken place as provided in this Agreement or (ii) to the maximum possible extent, any and all the other actions and transactions performed in the context of the Closing shall be unwound and reversed back so as to reconstitute the original status quo.

7.4	No Novative Effects
The performance of the Closing shall not affect, be deemed a waiver of or to, amend or have any novative effect (effetto novativo) upon, the provisions of this Agreement and/or any rights and obligations of the Parties under this Agreement, which shall remain in full force and effect as stated herein also after the Closing, without any requirement for the Parties to reiterate or otherwise confirm their commitment with respect thereto.

7.5	Post-Closing Cooperation
Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfil its obligations under this Agreement and to give full effect to the provisions contemplated hereby.

8.	SELLERS’ WARRANTIES AND SPIG HOLDING’S WARRANTIES

8.1	Sellers’ Warranties
In lieu of any other representations or warranties however provided by Law or otherwise - other than those set forth in Section 8.2 (Spig Holding’s Warranties) -, Spig Holding and Ambienta, severally and not jointly, hereby make the following representations and warranties to the Purchaser (“Sellers’ Warranties”), which shall be true and correct both as at the date hereof and as at the Closing Date, except for those representations and warranties that expressly refer to a specific date, which shall be true and correct as of such date.

8.1.1	Power and Authority of the Sellers; Enforceability
Spig Holding is a joint stock company duly organized, validly existing and in good standing under the Laws of Italy.
Ambienta is a limited liability company duly organized, validly existing and in good standing under the Laws of Italy.

The Sellers have all requisite power and authority and have taken all actions (corporate or otherwise) necessary to execute and deliver this Agreement and to perform the Sellers’ obligations hereunder.
Jerzy Mosiewicz is married in a separate property (“separazione dei beni”) regime.
All consents, approvals, authorizations and other requirements provided for by any Law which must be obtained or satisfied by the Sellers and which are necessary for the execution and delivery by the Sellers of this Agreement and the consummation of the Transaction have been obtained and satisfied.
There are no Proceedings, of any kind, in place before any Authority which could affect, in any way, the capacity of the Sellers to enter into this Agreement and to carry out their obligations as set forth herein.
This Agreement has been duly executed and delivered by the Sellers and, assuming due execution and delivery by the Purchaser, constitutes a legal, valid and binding agreement of Sellers, enforceable against each of them in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally.

8.1.2	No Conflicts
The execution and delivery by the Sellers of this Agreement, the performance by the Sellers of their obligations under this Agreement and the consummation of the Transaction do not and will not: (i) conflict with or result in a violation or breach of any of the articles of incorporation, by-laws or shareholders’ agreements of the Sellers or the Group Companies or (ii) conflict with or result in a violation or breach of any Law or Measure applicable to the Sellers or the Group Companies or to any of their material assets and properties.

8.1.3	Share Capital of the Group Companies
The authorized, issued and outstanding share capital of each of the Group Companies is and is owned as described under Recitals B and C and better detailed in Section 8.1.3 of the Disclosure Schedule and is fully subscribed for and paid in.
No bonds or other securities have been issued by any of the Group Companies, and there are no outstanding options, warrants, conversion or subscription rights or any other rights to purchase, subscribe for or otherwise acquire securities of the Group Companies. The Group Companies have not undertaken any commitment of any kind to, conditionally or otherwise, issue or sell any new shares, equity interests or quotas, or any instrument convertible into or exchangeable for any shares, equity interests or quotas, or to repurchase or redeem any share, equity interest or quotas.

As of the Closing Date, there shall be no shareholders agreements in effect regarding the Company. Except as disclosed in Section 8.1.3 of the Disclosure Schedule, there are no shareholders agreements in force with the minority shareholders of any of the Subsidiaries.

8.1.4	Title to the Shares and to the Shareholding Interests in the Subsidiaries
The no. 19,400,000 Shares which will be purchased by the Purchaser in accordance with this Agreement are duly authorized, validly issued, outstanding and fully paid up. Such Shares represent 97% of the share capital and 100% of the voting rights of the Company.
Ambienta owns exclusively, beneficially and of record, no. 5,820,000 Shares, representing 29.10% of the share capital of the Company, free and clear of any Liens.
Spig Holding (i) owns, at the date of this Agreement, exclusively, beneficially and of record, no. 13,180,000 Shares, representing 65.90% of the share capital of the Company, free and clear of any Liens, and (ii) will own exclusively, beneficially and of record, prior to the Closing Date, following the purchase of the Shares of Jerzy Mosiewicz in accordance with Section 6.3 (Certain preliminary actions), 13,580,000 Shares, representing 67.90% of the share capital of the Company, free and clear of any Liens.
The Company owns exclusively, beneficially and of record the remaining 600,000 shares, representing 3% of the share capital of the Company, as Treasury Shares, free and clear of any Liens. The Treasury Shares are duly authorized, validly issued and fully paid up and were purchased and are held in compliance with the applicable requirements of Law and the Company’s by-laws.
The Company (x) owns, directly or indirectly through SPIG USA, the shareholdings and equity interests in the Subsidiaries as detailed in Recital C and in the Disclosure Schedule, free and clear of all Liens, and (y) prior to the Closing Date, will own 100% of the share capital of DCS, free and clear of all Liens.
Upon the occurrence of the Closing, in accordance with Section 7.2 (Actions and deliveries at Closing), the Purchaser will acquire full ownership and good and marketable title to the Shares as of the Closing Date, free and clear of any Lien.

8.1.5	Antitrust
The Sellers are aware that the Purchaser has conducted an investigation of the markets and regulatory environments in which the Purchaser, the Purchaser's Affiliates and/or the Group Companies operate with a view to determining which Antitrust Clearances would be required in connection with the Transaction. In connection with such investigation, the

Sellers have provided the Purchaser with information and data concerning the Group Companies, their sales and market share data by geography. All such information and data that the Sellers have provided to the Purchaser are to the best knowledge of the Sellers accurate and complete and the Sellers acknowledge that the Purchaser has been and continues relying on the accuracy and completeness of such information and data both to perform its investigation and to provide the representations and warranties set forth in Section 9.1.5 (Antitrust).

8.1.6	Broker or Finder Fees
All negotiations relative to the Transaction have been carried out by the Sellers directly with the Purchaser with the advice of Robert W. Baird Limited and Equita SIM S.p.A., and no agent, broker, investment bank, person or firm acting on behalf of the Sellers or any Group Company is or will be entitled to any commission or broker or finder fees from any of the Parties, in connection with the negotiations relating to this Agreement or the Transaction, except for the above mentioned advisors whose fees and expenses will be paid solely by the Sellers.

8.1.7	Deal Costs
The Company has not booked and is not responsible for any third party costs, including costs for advisors and consultants, relating to this Agreement or the Transaction.

8.2	Spig Holding’s Warranties
In addition to the Sellers’ Warranties provided for in Section 8.1 (Sellers’ Warranties) and in lieu of any other representations or warranties however provided by Law, Spig Holding hereby makes the following additional representations and warranties to the Purchaser (“Spig Holding’s Warranties”), which will be true and correct both as at the date hereof and as at the Closing Date, except for those representations and warranties that expressly refer to a specific date, which shall be true and correct as of such date.

8.2.1	Good Standing of the Group Companies
Each of the Group Companies is duly organized, validly existing and in good standing in its respective jurisdiction, has full corporate power and authority and is duly qualified, licensed or admitted to carry on its respective business as now conducted and to own, use and lease its respective properties and assets.
None of the Group Companies: (i) is under any dissolution, liquidation or winding up, save for SPIG Turn Apa de Racire; (ii) is insolvent or gone bankrupt or subject to any pre-insolvency or insolvency procedure, nor any bankruptcy request or application to any pre-insolvency or insolvency procedure has been filed; (iii) has executed an agreement which provides for the assignment of its goods to creditors, and is not a party to any other agreement or procedure for the restructuring of its debt or to any composition with creditors or similar procedure; and (iv) is under the circumstances provided by articles 2446 and/or 2447 of the Code (or any equivalent provisions of applicable non Italian Laws).
The provision contained in the Financial Statements is sufficient to cover any cost relating to the winding up of SPIG Turn Apa de Racire.

8.2.2	No Interest in Other Entities
The Group Companies do not own shares or other equity interests in any corporation, company, consortium, partnership or other business entity, except for the participation in the Italian mandatory consortium for the disposal of packaging (CONAI) and the contractual consortia set up with other suppliers to perform specific sales orders that are identified in Section 8.2.2 of the Disclosure Schedule.

8.2.3	By-laws and Corporate Records
The articles of incorporation and by-laws of all of the Group Companies as in effect on the date hereof are those resulting from the competent registers and included in the Due Diligence Documents.
The shareholders’ ledgers, minute books and other similar records of the Group Companies as made available to the Purchaser prior to execution of this Agreement have been maintained in accordance with applicable Law and contain a true and complete record, in all material respects, of all transactions made or Lien created in connection with the Shares or the shares or other equity interests of the Subsidiaries as well as all actions taken at all meetings of the shareholders, the board of directors and the statutory auditors committee or other corporate bodies of the Group Companies.

8.2.4	Financial Statements; No Distributions; No Undisclosed Liabilities
The Financial Statements have been derived from the books and records of the Group Companies and prepared in accordance with the Accounting Principles and fairly and accurately present in all material respects the Group Companies’ consolidated financial position and results of operations as at and for the periods shown therein.
The DCS Financials have been derived from the books and records of DCS and prepared in accordance with the Accounting Principles and fairly and accurately present in all material respects DCS’s financial position and results of operations as at and for the periods shown therein.

Except as disclosed in Section 8.2.4 of the Disclosure Schedule, since December 31, 2015, none of the Group Companies has resolved upon the distribution of any profits or equity reserves to any of the Sellers or any other Person (other than the Company), nor has it paid any dividends or equity distributions to any of the Sellers or any other Person (other than the Company).
None of the Group Companies has any liabilities of a nature required by the Accounting Principles to be disclosed on or reflected in a balance sheet except for (i) those set forth or accrued or reserved against in the Financial Statements or in the DCS Financials and (ii) those incurred in the ordinary course of business subsequent to the reference date of the Financial Statements or the DCS Financials, none of which is material in nature or amount. All of the fees, costs and expenses (including advisors’ and consultants’ fees) relating to the proposed initial public offering of the Company have been invoiced to and paid in full by the Company prior to the Reference Date.
All accounts receivable of the Group Companies are valid and genuine and have arisen solely out of bona fide sales and deliveries of goods, performances of services and other business transactions in the ordinary course of business. None of the Group Companies has received any written notice from any of its customers contesting any of the Group Companies’ accounts receivable, save for the claims received in the ordinary course of business of the Group Companies and referred to under Section 8.2.14 (Litigation) and save for provisions for bad debts and risks made and reflected in the Financial Statements. All such accounts receivable are free and clear of any Liens.

8.2.5	Title to Properties and Assets
The Group Companies have full legal title to all of their properties, plants, machinery, equipment and other fixed assets reflected in the Financial Statements and in their accounting books.
All such properties and assets owned by the Group Companies are free and clear of any Liens.

8.2.6	Real Property
The Group Companies do not own any real property and have not entered into any agreement for the purchase or acquire, not even by way of capital leases transactions, of real estate or any rights in relation thereto.
Except as disclosed in Section 8.2.6 of the Disclosure Schedule, none of the Sellers or any of their Affiliates or the Members of the Mosiewicz Family or any of their relatives owns any real property used, leased, subleased or otherwise occupied by any of the Group Companies.

Section 8.2.6 of the Disclosure Schedule contains a list of each real property leased, subleased or otherwise used or occupied (but not owned) by the Group Companies (the “Leased Real Property”). There are no material Liens relating to or affecting any parcel of the Leased Real Property. The list provided in Section 8.2.6 of the Disclosure Schedule represents the entirety of all real property leased, subleased or otherwise used or occupied by the Group Companies.
The lease or sublease agreements relating to the Leased Real Property are in full force and effect and are legal, valid and binding agreements, enforceable in accordance with their terms, of the Group Companies and, to the knowledge of Spig Holding, of each other person that is a party thereto.
There are no material violations or breaches in connection with the Leased Real Property and the lease or sublease agreements relating thereto attributable to the Group Companies and there are no requests of termination or other claims made by the respective lessors. All rents and deposits due pursuant to the lease or sublease agreements relating to the Leased Real Property have been paid in full.
Except for that identified in Section 8.2.6 of the Disclosure Schedule, no Leased Real Property contains, nor, to the knowledge of Spig Holding, did any real property previously owned, leased, subleased or otherwise used or occupied by any of the Group Companies contain, asbestos, carcinogens or other hazardous materials save where such materials are stored, maintained or used in compliance with Environmental Laws.

8.2.7	Intellectual Property Rights
Section 8.2.7 of the Disclosure Schedule lists all Intellectual Property rights which, in addition to third party’s shrink-wrap software licenses, are used in and are material to the business or condition of the Group Companies, including the Intellectual Property that will be transferred to the Group Companies prior to the Closing Date pursuant to Section 6.3(f).
The Group Companies have all right, title and interest in and to all Intellectual Property rights listed in Section 8.2.7 of the Disclosure Schedule (the “Owned Intellectual Property”).
Save for third party’s shrink-wrap software licenses: (i) none of the Group Companies is either a licensee of or uses another’s Intellectual Property rights to conduct its business and (ii) the Group Companies own all material Intellectual Property which is necessary to conduct their business operations as presently conducted.

The Owned Intellectual Property rights are owned by the relevant Group Companies free and clear of any Liens, requirements of royalty or license payments or other restrictions whatsoever and of rights of any kind of any third parties. None of the Owned Intellectual Property has been licensed or otherwise granted in use to any third party other than the Group Companies.
All the relevant registrations of the Owned Intellectual Property are in full force and effect and all due accomplishments and payments related to such registrations have been regularly performed and paid in full.
To the knowledge of Spig Holding, (i) the Owned Intellectual Property is not being infringed by any other Person; (ii) the Owned Intellectual Property does not infringe, misappropriate, violate or otherwise conflict with any Intellectual Property right of any other Person; and (iii) no claim or Proceedings for infringement of the Intellectual Property rights of any third party or challenging the rights of the Group Companies in respect of the Owned Intellectual Property has been filed or is pending against the Group Companies, the Sellers or the Members of the Mosiewicz Family.
The Group Companies use reasonable IT measures to maintain the secrecy of all trade secrets of the Group Companies that are material to the operations of the Group Companies and are valuable thereto by virtue of their secrecy.
Exception made for the Intellectual Property rights listed in Annex 6.3(g) which will be transferred to the Group Companies before the Closing Date pursuant to Section 6.3 (Certain Preliminary Actions), there is no Intellectual Property right used by the Group Companies which is owned, directly or indirectly, by the Sellers or by the Members of the Mosiewicz Family or by any director, officer or employee of any of the Group Companies or by any other third parties. No former and current employee, owner, Affiliate, Consultant, joint developer or contractor to the Group Companies has any claim in respect of any Intellectual Property developed by them in the course of their employment or services for the Group Companies.

8.2.8	Financing Matters
All loans and/or credit facilities of the Group Companies, including those contemplated by the Credit Facility Agreements, are listed in Section 8.2.8 of the Disclosure Schedule, which contains also an indication of the utilization by the Group Companies of such facilities at April 30, 2016.
The Group Companies are not in breach of any material obligation under any such loans or credit facilities, nor have they received any notice of termination or otherwise implying termination thereof.

The Group Companies have not granted loans in favor of any third parties nor guarantees or securities of any kind in relation to third-party obligations, which are currently in force.
There are no outstanding bonds and guarantees, letters of patronage, comfort letters, standby letters of credit and other similar undertakings or instruments issued by the Group Companies or by banks in the interest of the Group Companies in favour of any third parties for any reason whatsoever, save for what is specified in Section 8.2.8 of the Disclosure Schedule.
None of the Group Companies is a party to any interest rate, index, equity, currency or other kind of swap, hedge, option, future or other derivative save as disclosed in Section 8.2.8 of the Disclosure Schedule.
There is no Indebtedness of any kind whatsoever owing by the Company or the Subsidiaries to any of the Sellers or to any of the Members of the Mosiewicz Family or, in each case, any of their Affiliates save for obligations under the lease agreements disclosed under Section 8.2.6 of the Disclosure Schedule and for payment of compensation, severance indemnities (Trattamento di Fine Mandato - TFM) owing to the directors of DCS as resulting from the DCS Financials, or reimbursement of expenses due in connection with their respective office, if any, as directors, without prejudice to Section 7.2 (Actions and Deliveries at Closing), item (a)(i).
There are no Proceedings pending vis-à-vis financial institutions or vis-à-vis third parties in relation to any or the mentioned financial agreements or relationships of any of the Group Companies and the execution of this Agreement and the performance by the Sellers of the obligations provided therein will not trigger or involve the right of any lender or third party to withdraw or earlier terminate any of the agreements in place with the Company or the Subsidiaries, nor will entitle any counterpart of the Company or the Subsidiaries to request amendments of such agreements to the detriment of the Company, save as disclosed in Section 8.2.8 of the Disclosure Schedule.

8.2.9	Material Contracts
All contracts or agreements presently in force with any of the Group Companies which provide for (i) obligations on the part of any of the relevant Group Companies exceeding, whether in the aggregate or on an annual basis, Euro 500,000.00 or (ii) non-compete undertakings restricting any of the Group Companies from engaging in any line of business in any geographic area or from competing with any Person or (iii) the sharing of technical or proprietary information, know-how, technology or other Intellectual Property with technology or research & development partners or other third parties other than clients (the “Material Contracts”) are those contained in folder n. 4 of the DVD Documents.

All of the Material Contracts are legal, valid, in full force and effect and enforceable by the relevant Group Companies in accordance with their terms, except to the extent that enforcement may be limited by the effects of bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditors' rights generally. None of the Group Companies is in breach of any material obligation under any Material Contract, nor has it received any notice of termination or otherwise implying termination thereof, save for the claims received in the ordinary course of business of the Group Companies and referred to under Section 8.2.14 (Litigation).
The execution of this Agreement and the performance by the Sellers of the obligations provided therein will not entitle any third parties to withdraw from or earlier terminate any Material Contract entered into by any of the Group Companies and will not trigger or involve the automatic termination nor an earlier termination of any such Material Contracts, nor will they entitle any third party to request amendments of such agreements to the detriment of the relevant Group Companies or Purchaser.
In connection with SPIG (Shanxi) Cooling Technology Company Ltd., the Sellers have (x) given to Shanxi Shenhua Power Plant Equipment Co. Ltd. all notices of the Transaction required under applicable shareholders’ agreements and (y) obtained prior to the date hereof a written waiver from Shanxi Shenhua Power Plant Equipment Co. Ltd. to exercise certain termination rights and put and call option rights provided for in the shareholders’ agreement known as the Equity Joint Venture Contract for the Establishment of SPIG (Shanxi) Cooling Technology Company Ltd., as better described in Section 8.1.3 of the Disclosure Schedule. To the knowledge of Spig Holding, the Transaction will not have caused any adverse effect to the continued existence of SPIG (Shanxi) Cooling Technology Company Ltd., and Shanxi Shenhua Power Plant Equipment Co. Ltd. has (a) no objection to the Transaction and (b) no intention to either terminate or trigger the put and call option (if applicable) under the shareholders’ agreement known as the Equity Joint Venture Contract for the Establishment of SPIG (Shanxi) Cooling Technology Company Ltd.

8.2.10	Related Parties
Except as described in Section 8.2.10 of the Disclosure Schedule, none of the Group Companies is a party to any agreement, either written or verbal: (i) with any of their directors or employees or their relatives (other than management or employment agreements); (ii) with any Affiliate of their directors or employees; (iii) with any of the Sellers or its Affiliates; (iv) with any director or employee of the Sellers or any of its Affiliates; or (v) with any Members of the Mosiewicz Family or their relatives or Affiliates.

8.2.11	Insurance Policies

Copies of all of the material policies in effect that insure the assets, business, operations or employees or directors of the Group Companies and that have been issued to any of the Group Companies. Copies of such policies were included under folder n. 12 of the DVD Documents. Each such policy is valid and in full force and effect, all premiums due thereunder have been timely paid in full and none of the Group Companies has received any notice of cancellation or termination in respect of any such policy or is in default thereunder in any material respect. No insurer has provided written notice to any of the Group Companies of any denial of coverage or reservation of rights.

8.2.12	Taxes
With respect to Taxes:

(i)	the Group Companies are in compliance in all material respects with all Laws relating to Taxes in all the jurisdictions in which they operate;

(ii)	the Group Companies have filed or caused to be filed all material Tax Returns (as defined herebelow) and all material Tax Returns were true, complete and correct and filed on a timely basis;

(iii)
the Group Companies have, within the time and in the manner prescribed by law, paid all Taxes shown due on such Tax Returns or have maintained on their books and records reserves adequate to pay all Taxes not yet due and payable;

(iv)	all Taxes required to be withheld by the Group Companies have been properly and timely withheld and remitted;

(v)	all Taxes required to be paid on account by the Group Companies, including estimated Taxes, have been properly and timely paid;

(vi)
except as disclosed in Section 8.2.12 the Disclosure Schedule, to the knowledge of Spig Holding, (x) there are no pending or threatened audits, investigations or other Proceedings relating to the assessment or collection of Taxes for which any of the Group Companies may be liable and (y) no claim for assessment or collection of Taxes relating to the Group Companies that is or may become payable by it has been notified in writing to the Group Companies by any Authority;

(vii)
the Group Companies have never been (x) a member of any group filing consolidated, combined or unitary Tax Returns, (y) a party to any Tax sharing, indemnification or allocation agreement, or (z) a party to any joint venture (other than SPIG (Shanxi) Cooling Technology Company Ltd.), partnership, or other agreement treated as a partnership for Tax purposes;

(viii)
the Group Companies are and have at all times been resident for Tax purposes in their respective jurisdictions and are not and have not at any time been treated as resident in any other country for any Tax purpose (including any arrangement for the avoidance of double taxation). None of the Group Companies is liable for any Tax as the agent of any other Person (other than any other Group Company) or constitutes a permanent establishment or other place of business of any other Person (other than any other Group Company), business or enterprise for any Tax purpose;

(ix)	all transactions with related parties carried out by the Group Companies are at arm’s length, are in line with market terms and practice, and reflect a proper transfer pricing policy.

8.2.13	Employees and Consultants
Part A of Section 8.2.13 of the Disclosure Schedule contains a complete list and break down by category of all the employees of the Group Companies (collectively, the “Employees”) as of May 17, 2016, including their annual gross compensation (so-called “RAL”) aggregated by department and the average length of service.
All Employees have been validly employed and duly and properly remunerated for their services in compliance with applicable Law and employment contracts, all payments due to them have been made and, with respect to any amounts which are not yet payable, funds sufficient to cover the relevant payments have been set aside in accordance with the applicable Accounting Principles in the Financial Statements or in the relevant Group Companies’ books and records. All contributions have been made relating to Employees’ mandatory health insurance and social security and Tax withholdings have been made as required by Law.
All Employees are regularly recorded in the appropriate books of the relevant Group Companies, in accordance with applicable Laws. The Group Companies have been in compliance with all Laws relating to employment, labor and the workplace, including Laws relating to Employee compensation, hiring of disabled persons, social security contributions, employee data protection and safety at work.
Except for those required by applicable Laws (collectively, the “Statutory Plans”), the Group Companies have no corporate pension, incentive or stock option plans or profit sharing arrangements. All reports, returns or similar documents required to be filed with an Authority in respect of any of the Statutory Plans have been duly and timely filed.
The severance indemnity (“trattamento di fine rapporto”) due to the Employees of the Company has been regularly set aside or paid in accordance with applicable Laws and, if set aside, has been properly recorded in the Financial Statements in accordance with the applicable Accounting Principles.
Over the last five years, none of the Group Companies has entered into or applied for any collective layoff procedure or subsidized employment procedure such as "cassa integrazione" or "licenziamento collettivo" or "contratto di solidarietà" or similar procedures concerning the Employees or former employees.

Part B of Section 8.2.13 of the Disclosure Schedule contains a list of all the agents, business finders, advisors and consultants (including “collaboratori coordinati continuativi”, “collaboratori a progetto” and self-employed persons) of the Group Companies (collectively, the “Consultants”) as of the date of execution of this Agreement and any other Person (other than an Employee) rendering services to the Company.
All social security and other mandatory contributions due with respect to Consultants have always been regularly paid by the relevant Group Companies.
None of the Group Companies is bound by any Measure requiring them to hire personnel and/or reinstate in their position previously employed personnel. The Employees are the only employees of the Group Companies and no Employee with a fixed term contract, Consultant or other third party can successfully claim to be re-characterized as an employee to be employed by any of the Group Companies on an indefinite term basis.
Except as set forth in Part C of Section 8.2.13 of the Disclosure Schedule, no claims or Proceedings are pending or have been threatened in writing against any of the Group Companies from any of its Employees or Consultants or former employees or Consultants or from the relevant labour or social security Authorities.

8.2.14	Litigation
Except as set forth in Section 8.2.14 of the Disclosure Schedule, which identifies (also by reference to folders 14 and 21.17.5 of the DVD Documents) all of the Proceedings pending or formally threatened against any of the Group Companies as of the date hereof and all pending claims of clients with the Group Companies (in which regard copies of the most relevant documentation was included under such folder no. 14 and under folder no. 21.17.5 of the DVD Documents), there are (i) no Proceedings pending, nor formally threatened, against any of the Group Companies or brought by any of the Group Companies against third parties, in any court or before any Authority or (ii) claims by clients for breaches of the relevant contracts, which could reasonably be expected to result in the issuance of an order or Measure restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Transaction, or which may result in a Loss for an individual amount exceeding Euro 200,000.
None of the Group Companies is subject to any Measure issued by any Authority which may determine a Material Adverse Effect over the business or condition of such Group Company.

8.2.15	Customers and Suppliers

Section 8.2.15 of the Disclosure Schedule sets forth a true and complete list of (i) the ten largest customers (including equipment procurement commissioning contractors and end users) of the Group Companies taken as a whole in terms of sales and (ii) the ten largest suppliers of the Group Companies taken as a whole in terms of purchases (orders made to suppliers), in each case during the 12 month period ended December 31, 2015.
None of such customers or suppliers has earlier terminated its normal business relationship with the Group Companies in the last 12 months.

8.2.16	Subsequent Events
Since January 1, 2016 (i) the Group Companies have been operating their businesses in all material respects in the ordinary course of business, consistent with past practice, save for actions and activities taken in the framework of the abandoned procedure for the initial public offer of the shares of the Company; (ii) no Material Adverse Effect has occurred; and (iii) save as disclosed in Section 8.2.16 of the Disclosure Schedule, no action has been taken by or with regard to any of the Group Companies that would have required Purchaser's consent under Section 6.1 had such action been taken after the date hereof and prior to the Closing.

8.2.17	Compliance with Laws
The Group Companies have complied in all material respects with and are not in default under or in violation of any Laws applicable or relating to them or their properties and assets or applicable to their business, the conduct of their business, products or products processing, including in particular, but not limited to, those concerning fire-fighting, health and safety, zoning and building matters, as well as anti-bribery and anti-corruption matters and Environmental Laws, except as otherwise described in Section 8.2.17 of the Disclosure Schedule.
There are no claims or Proceedings or Measures pending for alleged violation of the above Laws, including those relating to product liability and Environmental Laws and there are no historical or current circumstances which may entail a liability of any of the Group Companies in relation to the above Laws (including Environmental Laws).
None of the Group Companies, nor any of their directors, officers and, to the knowledge of Spig Holding, Employees or Consultants has, directly or indirectly, (i) made, authorized or offered any unlawful payment in any form or unlawful benefit to any Authority or to any individual who (x) serves as an official for or acts on behalf of any Authority or (y) falls within the scope of Article 2635 of the Code, (ii) requested, accepted or offered any unlawful payment or benefit, or (iii) established or maintained for purposes of such unlawful payments or unlawful benefits any funds or assets that have not been properly recorded in the books and records of the Group Companies, save as disclosed in Section 8.2.17 of the Disclosure Schedule.
There are no pending orders of sale for products or services provided by any of the Group Companies to be, directly or, to knowledge of Spig Holding, indirectly, sold to or performed on behalf of, or exported, re-exported or retransferred to, any country or Person who is subject to the United States, European Union or UN trade restrictions or sanctions as listed in Annex 8.2.17, save as disclosed in Section 8.2.17 of the Disclosure Schedule.
There is no past or present event, condition, circumstance, activity, practice, incident action, duty or plan affecting any of the Group Companies which may interfere with or prevent continue compliance, or which may give rise to any legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation, or Loss or costs, in relation to obligations or violations of the Environmental Laws.

8.2.18	Permits
Save as disclosed in Section 8.2.18 of the Disclosure Schedule, each of the Group Companies has all Permits required to own, utilize and operate their assets, and to conduct their businesses as and to the extent now conducted, including all certificates and Permits relating to the Leased Real Property. All such Permits are in full force and effect and shall remain in full force and effect until the Closing Date. There are no claims or Proceedings or Measures pending that could result in the revocation or lack of renewal of any of the Permits. The assets and business operations of the Group Companies have been and are being conducted in full compliance with the Permits.
No material Permit will terminate or could be revoked by virtue of the execution of this Agreement and the performance by the Sellers of the obligations provided for herein or the consummation of the Transaction.

8.3	Effect of Disclosures
Sellers’ Warranties and Spig Holding’s Warranties provided for in this Article 8 (Sellers’ Warranties and Spig Holding’s Warranties) are subject to the disclosures contained in the Disclosure Schedule such that: (i) no Claim for breach of Sellers’ Warranties and/or Spig Holding’s Warranties may be asserted by the Purchaser in relation to any facts, acts, events, transactions, omissions, situations, circumstances or matters which are disclosed in the Disclosure Schedule or in any specific DVD Documents referred to in Section 8.2 (Spig Holding’s Warranties) or in the Disclosure Schedule (except however any update or supplement to the Disclosure Schedule after the date hereof, as set forth in Section 8.4) and (ii) any disclosure or exception made in respect of any given representation or warranty of Spig Holding and/or Ambienta shall also qualify, if clearly relevant, any other representations and warranties made by Spig Holding and/or Ambienta under this Agreement (irrespective of such disclosure or exception having been repeated or not in respect of such other representation and warranty).

8.4	Supplements to Disclosures
From time to time prior to the third Business Day before Closing, the Sellers may update or supplement the Disclosure Schedule with respect to any matter arising following the date hereof that, had it existed or occurred on or prior to the date of this Agreement, would have been required to be described in the Disclosure Schedule; provided that the Sellers shall promptly notify the Purchaser of any matter to be set forth in any such update or supplement to the Disclosure Schedule and provided further that Spig Holding and/or Ambienta shall remain responsible for Indemnification (as defined here after) to the Purchaser in connection with any such matter so disclosed, which will therefore not have the effect to qualify the relevant Sellers’ Warranties and/or Spig Holding’s Warranties or cure any breach thereof or negatively affect any Claim that the Purchaser may have in relation thereto.

8.5	Knowledge of Spig Holding
Whenever a statement contained in Spig Holding’s Warranties is qualified by the expression “to the knowledge of Spig Holding” or any similar expression, this shall mean the actual knowledge, within their respective areas of expertise and competence, of (i) Mr Francesco Racheli, CEO of the Company, (ii) Mr Andrea De Grenet, CFO of the Company, (iii) Mr Fernando Mosiewicz, Chairman of the board of directors of the Company, (iv) Mr Alessandro Santini (Engineering Manager), (v) Mr Marco Brugnoni (Supply Chain Manager), (vi) Mr Paolo Tarchiani (Aftermarket Manager), (vii) Mr Franco Curcio (Sales Manager) and (viii) Mr Simone Lucchesi (Operations Manager), in each case after having reasonably and diligently investigated the matters covered by such statement so qualified.

8.6	No Other Representations and Warranties
Sellers’ Warranties and Spig Holding’s Warranties provided for herein are the only representations and warranties of Spig Holding and/or Ambienta, as the case may be, in connection with the Shares and the Group Companies and, in general, the Transaction, with the exclusion of any other representation and warranty howsoever provided under applicable Laws. In particular, without limiting the generality of the foregoing, except as expressly set forth in Sections 8.1 and/or 8.2, no representations are made nor warranties are granted by the Sellers with respect to any projections, business plans, budgets, management analyses, future prospects and profitability and financial performance or similar information concerning the

Group Companies and this notwithstanding the fact that any such document may have been delivered to the Purchaser during the Due Diligence or in connection with the negotiation and execution of this Agreement.

9.	PURCHASER’S WARRANTIES

9.1	Purchaser’s Warranties
The Purchaser hereby makes exclusively the following representations and warranties (the “Purchaser’s Warranties”), which will be true and correct both as at the date hereof and as at the Closing Date, except for those representations and warranties that expressly refer to a specific date, which shall be true and correct as of such date.

9.1.1	Power and Authority of the Purchaser
The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation.
The Purchaser has all requisite power and authority and has taken all actions (corporate or otherwise) necessary to execute and deliver this Agreement and to perform fully the Purchaser’s obligations hereunder, including to pay the Price.
Except for the Antitrust Clearance, all consents, approvals, authorizations and other requirements described by any Law which must be obtained or satisfied by the Purchaser and which are necessary for the execution and delivery by the Purchaser of this Agreement and the consummation of the Transaction have been obtained and satisfied.

9.1.2	No Conflicts
The execution and delivery by the Purchaser of this Agreement, and the consummation of the Transaction do not and will not: (i) conflict with or result in a violation or breach of any of the articles of incorporation or by-laws of the Purchaser; (ii) conflict with or result in a violation or breach of any Law or Measure applicable to the Purchaser or any of its material assets and properties.

9.1.3	Litigation
There are no Proceedings pending or formally threatened against the Purchaser or affecting any of its assets and properties which could reasonably be expected to result in the issuance of an order or Measure restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Transaction.

9.1.4	Financing

The Purchaser has access to, and at the Closing will have, sufficient cash to pay the Price and to make all other necessary payments of fees and expenses in connection with the Transaction.

9.1.5	Antitrust
The Purchaser has conducted an investigation of the markets and regulatory environments in which the Purchaser, the Purchaser's Affiliates and/or the Group Companies operate, also availing itself of antitrust and regulatory experts, including legal counsel, and of information and data provided by the Sellers as regards the Group Companies. On the basis of the outcome of such investigation and relying on the accuracy and completeness of the data and information provided by the Sellers in connection with the Group Companies, as of the date of this Agreement the Purchaser is not aware of any facts or circumstances which would result in any Antitrust Authorities denying or delaying Antitrust Clearances.
Assuming the accuracy of the information provided by the Sellers to the Purchaser as per Section 8.1.5, the Antitrust Authority is the only competent antitrust authority operating under Laws requiring clearance to the Transaction to be granted before the Closing.

9.1.6	W&I Policy
Under the W&I Policy, the insurer shall only be entitled to subrogate against Spig Holding and/or Ambienta, as the case may be, if the payment under the W&I Policy relates to a Loss that arises in whole or in part out of Spig Holding and/or Ambienta’s, as the case may be, fraud or wilful misconduct.

9.1.7	Broker or Finder Fees
All negotiations relative to this Transaction have been carried out by the Purchaser directly with the Sellers and no agent, broker, investment bank, person or firm acting on behalf of the Purchaser is or will be entitled to any commission or broker or finder fees from any of the Parties, in connection with the negotiations relating to this Agreement or the Transaction.

10.	INDEMNIFICATION

10.1	Indemnification
Subject to the consummation of the Closing and without prejudice to Sections 10.3.4 (Monetary Thresholds) and 10.3.5 (Exceptions to Monetary Thresholds):
(a)    the Sellers shall indemnify and hold the Purchaser harmless, in accordance with the provisions set forth in this Article 10 (Indemnification), in respect of any and all Losses incurred or sustained:

(i)    by the Group Companies which would not have been so incurred and/or sustained if Sellers’ Warranties had been true and correct;
(ii)    by the Purchaser which would not have been so incurred and/or sustained if Sellers’ Warranties had been true and correct, to the extent that such Losses are not indemnified under paragraph (i) above;
(iii)    by the Purchaser or by the Group Companies which would not have been so incurred and/or sustained had all of the covenants and obligations of the Sellers set forth in this Agreement been duly complied with;
(b)    Spig Holding shall indemnify and hold the Purchaser harmless, in accordance with the provisions set forth in this Article 10 (Indemnification), in respect of any and all Losses incurred or sustained:
(i)    by the Group Companies which would not have been so incurred and/or sustained if Spig Holding’s Warranties had been true and correct; and
(ii)    by the Purchaser which would not have been so incurred and/or sustained if Spig Holding’s Warranties had been true and correct, to the extent that such Losses are not indemnified under paragraph (i) above;
(c)    The Members of the Mosiewicz Family shall indemnify and hold the Purchaser harmless, in accordance with the provisions set forth in this Article 10 (Indemnification), in respect of any and all Losses incurred or sustained by the Purchaser or by the Group Companies which would not have been so incurred and/or sustained had all of the covenants and obligations of the Members of the Mosiewicz Family referred to in Section 1.4(b) (Responsibility of the Parties; Spig Holding’s Minimum Capitalization) been duly complied with, with express exclusion of any further indemnification and hold harmless obligation of the Members of the Mosiewicz Family.
The Sellers’ or Spig Holding’s or the Members of the Mosiewicz Family’s indemnification for the Losses above shall be governed by the terms provided for hereunder (the “Indemnification”).
For the avoidance of doubt, the Parties agree that any Loss to be indemnified by Spig Holding and/or Ambienta and/or the Members of the Mosiewicz Family, as the case may be, shall be indemnified, after having applied all the exclusions and limitations set out in this Article 10, on a Euro per Euro basis, without taking into consideration any EBITDA multiples or price-earnings or any other criteria or assumptions, expressly or implicitly, applied and taken into consideration by the Purchaser in determining and agreeing with the Sellers the Price.

10.2	Responsibility of the Sellers
The Sellers responsibility for Indemnification shall be on a several basis with exclusion of any joint liability relationship among them and in particular:
(a)    each of the Sellers shall be responsible for 100% of the Losses deriving from the respective breach of (i) Sellers’ Warranties provided for in Section 8.1 and (ii) covenants and obligations of the Sellers set forth in this Agreement;
(b)    Spig Holding shall be responsible for 100% of the Losses deriving from the breach of the Spig Holding’s Warranties in relation to any of the Group Companies other than SPIG (Shanxi) Cooling Technology Company Ltd., in respect of which Spig Holding shall be responsible for 60% of the Losses deriving from the breach of Spig Holding’s Warranties in relation thereto (the applicable percentage of Spig Holding’s liability for the Losses contemplated by this paragraph (b), the “Relevant Percentage”).

10.3	Exclusion and Limitations

10.3.1	No Duplication
The amount of the Indemnification shall be with exclusion of any duplication which may be due to the fact that the same Loss derives from the breach of more than one of Sellers’ Warranties and/or Spig Holding’s Warranties, as the case may be, or with exclusion of any Loss which was taken into account in determining the Price pursuant to Article 4 (Purchase Price and Payments).
In case Spig Holding and/or Ambienta, as the case may be, have indemnified the Purchaser for a Loss suffered or incurred by any of the Group Companies, the correspondent Loss suffered by the Purchaser or by its controlling company because of the diminished value of the participation will not constitute a loss to be indemnified.

10.3.2	Deductions
The amount of the Indemnification shall be the entire amount of the Loss (or the Relevant Percentage thereof, in case of breach of Spig Holding’s Warranties), less:
(a)    the amount of the provisions, if any, included in the Financial Statements, in the DCS Financials or in the accounting books of the Group Companies specifically with respect to the matter originating the Loss (or the Relevant Percentage thereof, in case of breach of Spig Holding’s Warranties), provided that amounts of such provisions that are referred to a specific claim or matter and then prove to be overstated or unnecessary in connection with such claim or matter may be utilized against other claims or matters of the same nature encompassed by the same provision;
(b)    any insurance proceeds recovered and, in general, any recoveries paid to the Purchaser or any of the Group Companies by third parties with respect to the matter originating the Loss (or the Relevant Percentage thereof, in case of breach of Spig Holding’s Warranties), net of costs of recovery or payment, provided that, (i) the Purchaser shall diligently pursue any recovery to be made under existing insurance policies or pursuant to existing rights towards third parties; and (ii) if the Purchaser or any of the Group Companies recovers any such amount from any such third party after receiving Indemnification from Spig Holding and/or Ambienta, as the case may be, for the same Loss pursuant to the provisions hereof, then such recovered amount shall be promptly reimbursed to Spig Holding and/or Ambienta, as the case may be, up to the amount of the Indemnification previously received from them in connection with that Loss;
(c)    the amount of any Tax benefit actually realized by the Group Companies for the entry in their respective accounts of the cost associated with any such Loss, it being specified and agreed that the Tax benefit, if any, shall be conventionally calculated at a rate equal to the income Tax rate applicable from time to time for the Group Companies, irrespective of the Tax benefit actually realized.
In addition to the above, in case of any Tax assessments that only results in the shifting of the Tax burden from one fiscal year to another, and only to the extent the relevant Group Company is in the position to recover the amount challenged, any liabilities of Spig Holding and/or Ambienta, as the case may be, pursuant to this Article 10 (Indemnification) shall be limited to the actual net and final cash cost for the time/value thereof incurred by the relevant Group Company.

10.3.3	Exclusions
Subject to Section 10.3.7 (Special Indemnities), the Sellers and/or Spig Holding shall not be liable for Indemnification:
(a)    in connection with any facts or matters which are referred to or disclosed in the Disclosure Schedule (excluding however any update or supplement thereto as per Section 8.4 (Supplements to Disclosures)) or elsewhere in this Agreement or in the Annexes thereto, excluding however Annex 1.2 (f); or
(b)    limited to Claims of Indemnification for breach of covenants as per Section 10.1(a)(iii) and/or Section 10.1(c), if the Purchaser has not given the Sellers first the opportunity to remedy the breach within a reasonable period of time after the Claim is notified to the Sellers by the Purchaser as set forth by the Agreement, provided that such grace period shall be disregarded and not taken into account in calculating the terms and deadlines set forth in Section 10.7;
(c)    if and to the extent that the Losses for which indemnification is sought in whole or in part directly derive from changes in accounting methods or decrease in coverage of the insurance policies of the Group Companies or any other voluntary act or omission of the Purchaser or of the Group Companies after the Closing Date;
(d)    if and to the extent the Losses, in whole or in part, arise or are increased as a direct result of the enactment of new legislation after the date of this Agreement, or a change in legislation existing as at the date of this Agreement, including (but not limiting the generality of the foregoing) any Tax legislation;
(e)    in respect of any contingent or potential Loss, unless and until such Loss has become actual and due and payable by the relevant Group Company, provided however that the Purchaser will be entitled to validly and timely give notice of a Claim under Sections 10.3.6 (Time Limits) and 10.7 (Handling of Claims) even if the Loss is still not actual or incurred but only potential or contingent, provided that the Sellers’ and/or Spig Holding’s Indemnification will arise if and when the Loss becomes actual; or
(f)    in respect of any indirect loss, consequential loss or punitive damages whatsoever, unless awarded in a Third Party Claim; or
(g)    if  and to the extent a Loss would have been avoided had the Purchaser or the relevant Group Company exercised ordinary care and diligence.

10.3.4	Monetary Thresholds
Subject to Sections 10.3.5 (Exceptions to Monetary Thresholds) and 10.3.7 (Special Indemnities), the Sellers and/or Spig Holding shall have no liability for Indemnification under Section 10.1 (Indemnification) letter (a), items (i) or (ii), and/or under Section 10.1 (Indemnification) letter (b) (the “Breach of Warranty Indemnification”):
(a)    for any Loss, as it may be reduced after having applied all the exclusions and limitations under this Section 10.3 (Exclusions and Limitations), which does not exceed Euro 50,000 (the “De Minimis”); and

(b)    for any Loss other than those contemplated in item (c) below, until the aggregate amount due in connection with all such Losses (each of which in an amount in excess of the De Minimis) exceeds Euro 500,000 (the “Threshold”), provided that, if the Threshold is exceeded, the Sellers and/or Spig Holding’s liability shall be limited to any amount in excess of the Threshold; and
(c)    with respect exclusively to Losses deriving from uncollectible accounts receivable of the Company contested by clients, subject to Section 10.3.2(a), until the aggregate amount due in connection with such Losses exceeds Euro 500,000 (the “Specific Threshold”), provided that, if such Specific Threshold is exceeded, Spig Holding’s liability in connection with such Losses shall be limited to any amount in excess of the Specific Threshold.
In any event, and subject to the above and to Sections 10.3.5 (Exceptions to Monetary Thresholds) and 10.3.7 (Special Indemnities), (i) Spig Holding’s maximum aggregate liability for Breach of Warranty Indemnification shall be limited to Euro 1,550,000 and (ii) Ambienta’s maximum aggregate liability for Breach of Warranty Indemnification shall be limited to Euro 1,550,000 (collectively with Spig Holding’s maximum aggregate liability for Breach of Warranty Indemnification, the “Cap”) in consideration that any Purchaser’s claim for Breach of Warranty Indemnification in excess of the Cap (or the portion of any such claim exceeding the Cap) shall be made and indemnifiable under the terms and subject to the conditions set forth in the W&I Policy, provided that in case for any reason whatsoever the W&I Policy does not enter into force on or after the Closing Date it will be the exclusive responsibility of the Purchaser and the Cap will not be increased for any reason whatsoever, without prejudice however to Sections 10.3.5 (Exceptions to Monetary Thresholds) and 10.3.7 (Special Indemnities).

10.3.5	Exceptions to Monetary Thresholds
Anything herein to the contrary notwithstanding:
(a)    none of the De Minimis, Threshold or Cap will apply to claims for (i) Breach of Warranty Indemnification in case of breach of the Sellers’ Fundamental Warranties; and/or (ii) Indemnification under Section 10.1 (Indemnification) letter (a), item (iii), or Section 10.1 (Indemnification) letter (c) in case of breaches of the Sellers’ and/or the Members of the Mosiewicz Family’s covenants or obligations in this Agreement; and/or (iii) fraud (“dolo”) on the part of either of both of the Sellers, provided that the Sellers’ liability in the cases set forth in (i) or (ii) above will not exceed 100% of the Price; and

(b)    in case of claims for Breach of Warranty Indemnification relating to any of the Uninsured Warranties:

(i)
Spig Holding shall have no liability for any Loss until the aggregate amount due in connection with all such Losses (each of which in an amount in excess of the De Minimis) exceeds Euro 500,000, provided that, if such amount is exceeded, Spig Holding’s liability shall be limited to any amount in excess thereof; and

(ii)	Spig Holding’s maximum aggregate liability shall be limited to Euro 6,000,000.

10.3.6	Time Limits
Subject to Section 10.3.7 (Special Indemnities), in no event shall the Sellers be responsible for Indemnification to the Purchaser under this Article 10 or otherwise under this Agreement in respect of any breach of:

(a)	any of the Sellers’ Warranties and/or Spig Holding’s Warranties which is notified to Spig Holding and/or Ambienta, as the case may be, later than 18 months following the Closing Date; or

(b)
any of (i) the Sellers’ Fundamental Warranties and/or (ii) Spig Holding’s Warranties set forth in Section 8.2.12 (Taxes), which is notified to Spig Holding and/or Ambienta, as the case may be, after 30 days following the expiration of the relevant statute of limitation period; or

(c)
any of Spig Holding’s Warranties set forth in Section 8.2.17 (Compliance with Laws) with respect to compliance with Environmental Laws which is notified to Spig Holding after the expiration of the fifth anniversary of the Closing Date; or

(d)
the Sellers’ and/or the Members of the Mosiewicz Family’s covenants or obligations under this Agreement which is notified to Spig Holding and/or Ambienta and/or the Members of the Mosiewicz Family, as the case may be, after the expiration of the fifth anniversary of the Closing Date, provided, however, that that if notice of a Claim (as defined here below) under Section 10.7 (Handling of Claims) is received by Spig Holding and/or Ambienta and/or the Members of the Mosiewicz Family, as the case may be, prior to the expiration of the time limitations provided for under item (a), (b), (c) or (d) above, the Sellers’ and/or the Members of the Mosiewicz Family’s Indemnification obligations set forth in this Article 10 shall survive the expiration of such time limitations until the relevant Claim for Indemnification has been satisfied or otherwise resolved pursuant to this Agreement.

10.3.7	Special Indemnities
Notwithstanding any disclosure contained in the Disclosure Schedule, Spig Holding shall indemnify and hold the Purchaser harmless from the first Euro, in accordance with the provisions set forth in this Article 10 (Indemnification) but disregarding any and all of the limitations set forth in Sections 10.3.3 (Exclusions), 10.3.4 (Monetary Thresholds) and 10.3.6 (Time Limits), in respect of any and all Losses incurred or sustained by the Purchaser or any of the Group Companies in connection with:

(i)	the litigation described in Part C of Section 8.2.13 of the Disclosure Schedule with former executive Mr. Paolo Rodolfi;

(ii)	the Indemnified Tax Claims;

(iii)	if applicable, any Breaches of Warranties for which the Sellers have given the notice provided for in Section 5.4(b) to the Purchaser; and

(iv)	the litigation against SPIG TR as described in Section 8.2.14.1, second item, of the Disclosure Schedule pending before the court of Rio de Janeiro, Brazil.

10.3.8	Indemnification Obligations Independent
The Parties acknowledge and agree that (i) the Indemnification obligations set forth in this Article 10 (Indemnification) are autonomous and independent obligations, (ii) none of the Sellers’ Warranties and/or Spig Holding’s Warranties shall be construed as or otherwise deemed to be a warranty for the purposes of Articles 1490 or 1497 of the Code, which provisions of Law shall not apply to any breach of any such representation or warranty hereunder, and (iii) any Claim of Indemnification of the Purchaser under this Article 10 (Indemnification) with respect to any breach of the Sellers’ Warranties and/or Spig Holding’s Warranties shall not be subject to the statute of limitation ("prescrizione") periods and forfeiture ("decadenza") restrictions set forth in Article 1495 of the Code.

10.4	Acknowledgements of the Purchaser
The Purchaser acknowledges that:
(a)    it has received independent legal advice relating to all the matters provided for in this Agreement;

(b)    it has carried out the Due Diligence relating to the Group Companies prior to executing and delivering this Agreement, and the Due Diligence process has been satisfactory;
(c)    no promise, representation or warranty (whether express or implied) as to the fairness, quality, accuracy, relevance, completeness or sufficiency for the Purchaser’s purposes of the information and documents, including the Due Diligence Documents, supplied or made available to the Purchaser, its Affiliates, and/or their respective advisors and counsels during the Due Diligence or otherwise has been made or is hereby being made by the Sellers, except as otherwise specifically set forth in Sections 8.1 (Sellers’ Warranties) and/or 8.2 (Spig Holding’s Warranties) hereof;
(d)    Sellers’ Warranties and Spig Holding’s Warranties expressly set out herein are the only representations and warranties of Spig Holding and/or Ambienta, as the case may be, in connection with the Transaction, as set forth in Section 8.6 (No Other Representations and Warranties).

10.5	Indemnification by the Purchaser

(a)
Subject to the consummation of the Closing and without prejudice to item (d) below, the Purchaser shall indemnify the Sellers and hold each of them harmless, in accordance with the provisions set forth in this Article 10 (Indemnification), in respect of any and all Losses incurred or sustained by it which would not have been so incurred and/or sustained had (i) the Purchaser’s Warranties been true and correct or (ii) all of the covenants and obligations of the Purchaser set forth in this Agreement been duly complied with.

(b)	The amount of the Purchaser’s indemnification shall exclude any duplication which may be due to the fact that the same Loss derives from the breach of more than one of Purchaser’s Warranties.

(c)	Section 10.3.3 (Exclusions) shall apply to Purchaser’s indemnification hereunder, mutatis mutandis.

(d)
The Purchaser’s maximum aggregate liability for indemnification (i) under Section 10.5(a)(i) will not exceed Euro 1,550,000 and (ii) under Section 10.5(a)(ii) will not exceed 100% of the Price, except in case of fraud (“dolo”) on the part of the Purchaser.

(e)	In no event shall the Purchaser be responsible for indemnification to the Sellers under this Article 10 (Indemnification) in respect of any breach of:

(i)	the Purchaser’s Warranties which is notified to the Purchaser later than 18 months following the Closing Date or

(ii)	any of the Purchaser’s covenants or obligations under this Agreement which is notified to the Purchaser after the fifth anniversary of the Closing Date, provided, however, that that if notice of a Claim under Section 10.7 (Handling of Claims) is received by the Purchaser prior to the expiration of the time limitations provided for under item (i) or (ii) above, the Purchaser’s indemnification obligations set forth in this Article 10 (Indemnification) shall survive the expiration of such time limitations until the relevant Claim for indemnification has been satisfied or otherwise resolved pursuant to this Agreement.

10.6	Sole Remedy
Without prejudice to Section 5.4 (Non Fulfilment of Conditions to Closing), the indemnification obligations of the Sellers, Spig Holding, the Members of the Mosiewicz Family and the Purchaser as provided for in this Article 10 (Indemnification) are the sole remedy to which each of the Parties may be entitled hereunder or otherwise for any breach of Sellers’ Warranties, Spig Holding’s Warranties, Purchaser’s Warranties and each of the Parties’ covenants or obligations set forth in this Agreement, in lieu of any other remedies to which any of the Parties might be entitled pursuant to applicable Law, which other remedies are hereby expressly waived by the Parties, except in case of fraud. In particular, but without limitation to the generality of the foregoing and without prejudice to Article 5 (Conditions to Closing) and Section 5.4 (Non Fulfilment of Conditions to Closing), no breach or inaccuracy, even if material, of any of Sellers’ Warranties, Spig Holding’s Warranties, Purchaser’s Warranties and/or covenants or obligations of any of the Parties set forth in this Agreement will give rise to any right on the part of the other Party or Parties to rescind, resolve or terminate this Agreement or to refuse to perform its obligations under this Agreement after the Closing Date, including under article 1460 of the Code or to commence any action under articles 1492, 1494 and 1497 of the Code. Furthermore, the Parties hereby waive and expressly agree that the remedies provided for in article 1467 of the Code shall not apply to this Agreement.

10.7	Handling of Claims
If any event occurs which would give rise to the liability of any of the Parties (the “Indemnifying Party”) for indemnification to another Party (the “Indemnified Party”) under the terms of this Article 10 (Indemnification), the following provisions shall apply.

10.7.1	Claims of Indemnification

The Indemnified Party will give prompt written notice to the Indemnifying Party of the indemnifiable event (the “Claim”), specifying in reasonable detail the nature, basis and, where known, amount of the Claim and enclosing a copy of the relevant available documents, within 30 (thirty) Business Days after becoming aware of the occurrence of such indemnifiable event, provided, however, that failure to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability it may have to the Indemnified Party, except to the extent that the Indemnifying Party has been actually prejudiced by such failure, and:
(a)    within 30 (thirty) days of receipt of a Claim, the Indemnifying Party shall pay the Indemnified Party the amount (if any) specified in the Claim, unless by the end of such 30-day period the Indemnifying Party delivers to the Indemnified Party a notice of disagreement in respect of the Claim;
(b)    if a notice of disagreement is so delivered, for a period of 30 (thirty) days following receipt by the Indemnified Party of such notice of disagreement, the Parties shall attempt to resolve any differences which they may have with respect to any disputed matters as set forth in the notice of disagreement;
(c)    if, by the end of the 30-day period referred to in (b) above, the Parties fail to reach an agreement in writing with respect to all the disputed matters set forth in the notice of disagreement, then all matters in relation to which agreement is not so reached may, at any time thereafter, be submitted by any of the Parties to arbitration pursuant to Section 14.2 (Arbitration).

10.7.2	Third Party Claims
In the event of any action, claim or Proceedings initiated by any Person other than the Parties or their Affiliates against the Group Companies, including claims made by Tax Authorities (any such claim, a “Third Party Claim”), the Purchaser shall deliver prompt notice of such claim to Spig Holding and/or Ambienta, as the case may be, and:
(a)    Spig Holding and Ambienta, as the case may be, may, at their expense, decide to assume control of the defense of the Third Party Claim, appointing counsel of their choosing and confirming to the Purchaser in writing that it or they (as applicable) shall provide Indemnification to the Purchaser (or the relevant Group Company) in relation to the outcome of their defense of the Third Party Claim. In such an event, the Sellers shall properly and diligently defend the Third Party Claim and the Purchaser may participate, at its own expense or at the relevant Group Company's expense, in such defence with counsel of its own choice. The Purchaser shall cause the Group Companies to reasonable cooperate with Spig Holding and Ambienta, as the case may be, so as long as the relevant Seller(s) is/are conducting the defence of the Third Party Claim, including making evidence available which is within the control of the Group Companies (subject to precautions aimed at protecting confidential information) and persons needed as witnesses who are employed by the Group Companies, in each case as reasonably needed for such defence;
(b)    If Spig Holding and Ambienta, as the case may be, either (i) elect not to assume control of the defense of the Third Party Claim or (ii) having elected to assume such control, thereafter fail to defend the Third Party Claim within a reasonable time, then the Purchaser shall be entitled to assume such control, and Spig Holding and Ambienta, as the case may be, may participate, at their own expense, in such defence with counsel of their own choice, reasonably acceptable to the Purchaser, provided that they shall be bound by the results obtained by the Purchaser with respect to the defense of the Third Party Claim. In the circumstances contemplated by this paragraph (b), the Purchaser shall properly and diligently defend, and shall cause the Group Companies to properly and diligently defend, the Third Party Claim;
(c)    the Purchaser shall not (and shall cause the relevant Group Companies not to) propose or accept any settlement of any Third Party Claim, nor shall the Purchaser (or the relevant Group Company) acquiesce thereto, without the prior written consent of Spig Holding and Ambienta, as the case may be, which shall not be unreasonably withheld or delayed;
(d)    if a firm offer is made to any of the Group Companies or to the Purchaser to settle a Third Party Claim, which Spig Holding and Ambienta, as the case may be, but not the Purchaser, are willing to accept, the Purchaser and/or the Group Companies (as the case may be) shall be free not to enter into such settlement and to commence or continue litigation, at their own expense, but Spig Holding and/or Ambienta’s, as the case may be, liability for Indemnification shall be limited to the amount of the proposed settlement.

10.7.3	Cooperation of the Indemnified Party
In the event of any Claim, the Indemnified Party agrees to give the Indemnifying Party reasonable access to its books and records and employees (including, with regard to the Purchaser, the Group Companies’) in connection with the matters for which indemnification is sought, to the extent necessary for the Indemnifying Party to assess the Claim, exercise its rights and perform its obligations under this Article 10 (Indemnification).

10.8	Payments of Indemnification

The amount of any indemnification due by the Indemnifying Party to the Indemnified Party under this Article 10 shall be paid within 15 (fifteen) Business Days from, as the case may be:
(a)    the expiration of the 30-day term for the Indemnifying Party to deliver a notice of disagreement in respect of a Claim pursuant to Section 10.7.1 (Claims of Indemnification) letter (a) without such notice being delivered to the Indemnified Party;
(b)    the date of the agreement between the Indemnifying Party and the Indemnified Party on the matters set forth in a Claim pursuant to Section 10.7.1 (Claims of Indemnification) letter (b);
(c)    the date of issuance of an arbitration award or of a court decision, or the date of a settlement, in case of a Third Party Claim;
(d)    the date of issuance of an arbitration award pursuant to this Agreement, by wire transfer in favor of the Indemnified Party to the bank account which shall be indicated in writing by the Indemnified Party to the Indemnifying Party at least 5 (five) Business Days before the relevant payment.

11.	NON-COMPETE UNDERTAKINGS

11.1	Non-Compete Undertakings
Except as otherwise agreed by the Parties, each of Spig Holding and the Members of the Mosiewicz Family severally (and not jointly) undertakes that it shall not - for a period of 3 (three) years from the Closing Date - engage or participate, directly or indirectly, in any of the following activities:
(a)    purchase or hold, directly or indirectly, any participation in companies or businesses, engaged in the Competing Activities (as defined herebelow) in the Territory, except for any participation not exceeding 2% of the share capital in companies listed in a regulated stock exchange;
(b)    work as director, employee, collaborator, advisor, manager, consultant or agent for any Person (other than the Group Companies) engaged in the Competing Activities in the Territory;
(c)    directly or indirectly, solicit for purposes of employment or offer to hire any of the Employees or hire anyone who was an employee of any of the Group Companies during the twelve (12) months preceding such hiring.

11.2	Competing Activities
For the purposes hereof, “Competing Activities” shall mean the activity of designing, engineering, manufacturing, installing and commissioning of cooling systems and providing global services in relation thereto.
It is expressly acknowledged that the holding of the participations or the carrying out of the activities indicated in Annex 11.2 is and shall be expressly authorized by the Purchaser and shall not constitute a breach of the non-compete undertakings provided in this Article 11 (Non-Compete Undertakings).

11.3	Territory
The non-compete undertakings set forth in this Article 11 (Non-Compete Undertakings) shall be valid for the territories of the member states of the European Union, the United States of America, Canada, Brazil, Russia, India, China, South Africa, Turkey, South Korea, Saudi Arabia, Egypt, Mexico, Vietnam, Philippines, Australia, Indonesia, Kuwait and Japan (collectively, the “Territory”).

11.4	Consideration for Non-Compete and Non-Solicit Undertakings
The Parties acknowledge and agree that the Purchaser has agreed with Spig Holding (the latter acting both for itself as Seller and in the name and on behalf of the Members of the Mosiewicz Family, who are all shareholders in Spig Holding as described at recital E, in Spig Holding’s capacity as their authorized representative) upon specific, good and valuable consideration that has been taken into account in the determination of the Price and that adequately compensates Spig Holding (the latter acting both for itself as Seller and in the name and on behalf of the Members of the Mosiewicz Family as their authorized representative) for the non-compete and non-solicit undertakings that Spig Holding and the Members of the Mosiewicz Family have agreed to in this Article 11 (Non-Compete Undertakings).

12.	MISCELLANEOUS

12.1	Confidentiality and Announcements
Unless compelled to disclose by judicial or administrative process, or by other requirements of Law or stock exchange regulations or Authorities, or disclosed in an action or Proceedings brought by a Party hereto in pursuit of its rights or in exercise of its remedies hereunder, each Party shall - and shall use its best efforts to cause its Affiliates and its officers, employees, counsels, accountants, financial advisors, consultants or other representatives to - keep confidential the existence and the contents of this Agreement and all documents and information concerning the other Party or any of its Affiliates or the Group Companies furnished to it by the other Party in connection with this Agreement or the Transaction.
Beside the press release to be issued upon the execution of this Agreement, which the Parties have agreed upon and shall be substantially in the form as Annex 12.1, neither Party shall make any public announcements or issue press releases without previously agreeing with the other Parties the contents and timing thereof, provided however that each Party may make all announcements and disclosures that legal counsel to a Party may determine to be required by applicable Laws or stock exchange regulations or Authorities, previously consulting, to the extent that it is feasible, the other Parties concerning such announcements and disclosures.

12.2	Expenses, Costs and Fees
The Purchaser and the Sellers shall each bear their own expenses, costs and fees (including, without limitation, brokers, investment bankers, finders, attorneys and auditors fees) in connection with the Transaction, including the preparation and execution of this Agreement and compliance with its terms.
The costs associated with the transfer of the Shares (such as notarial costs, the so-called Tobin Tax and others, if any) shall be paid by the Purchaser.

12.3	Succession and Assignment
This Agreement is binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
Neither Party shall assign this Agreement or respective interests, rights and obligations deriving from this Agreement to any third party, without the prior written consent of the other Parties, save for the right of the Purchaser to nominate the Designee upon the terms and conditions provided for in Article 3 (Right of Designation) above.

12.4	Waiver
No Party shall have been deemed to have waived rights arising out of this Agreement or out of any default or breach hereunder by any of the other Parties, unless such Party acknowledges such waiver in writing.
No waiver of any default or breach of a provision hereof shall be construed as to constitute a waiver of any further default or breach thereunder, whether similar or not, or as a waiver of the provisions itself.

12.5	Entire Agreement
This Agreement (i) supersedes any previous agreements or understandings among the Parties, written or verbal; (ii) represents (together with any documents annexed or referred to herein) the entire agreement among the Parties; and (iii) may not be contradicted by evidence of any prior agreement or understanding between the Parties, whether written or verbal, in each case concerning the subject matter hereof.

12.6	Amendments
Any modifications or amendments to the Agreement shall only be valid and binding if in writing and duly signed by the Parties.

12.7	Severability
In the event that a provision of this Agreement is or becomes void or unenforceable, this shall not affect the validity or the enforceability of the remaining provisions of this Agreement. In lieu of the void or unenforceable provision the Parties shall agree upon a valid and enforceable provision which comes as close as possible to the economic objectives of the void or unenforceable provision. If such a replacement is legally not possible, the Parties shall without undue delay give all declarations and take all actions, which are necessary in order to replace the void or unenforceable provision by a corresponding effective one.

12.8	Counterparts
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement.

13.	NOTICES

13.1	Service of Notices
Any notice or communication between the Parties in connection with this Agreement shall be valid if made in writing and delivered (i) in person or (ii) by international courier service or (iii) by telefax (if available) confirmed by a positive transmission report, or (iv) by e-mail or certified e-mail, as follows (without prejudice to future changes communicated in accordance herewith):
(a)    if to the Sellers, to:

Spig Holding S.p.A.

c/o
Studio Santagostino
Corso F. Cavallotti, 29
28100 Novara
Telefax: +39 0321 646464
E-mail: r.santagostino@studio-santagostino.it
Attention: Dr. Roberto Santagostino
Ambienta I Cooling Technologies S.r.l.
Piazza Fontana, 6
20122 Milan
Telefax: +39 02 7217-4646
E-mail: gb@ambientasgr.com; ntp@ambientasgr.com
Attention: Giuseppe Tronchetti Provera; Giancarlo Beraudo
with a copy, which shall not constitute notice, to:

Pedersoli e Associati – Studio Legale
Via Monte di Pietà 15
20121 Milan
Telefax: +39.02.30305.333
E-mail: a.marena@pedersoli.it
Attention: Avv. Alessandro Marena
(b)    if to the Members of the Mosiewicz Family, collectively to:
Studio Santagostino
Corso F. Cavallotti, 29
28100 Novara
Telefax: +39 0321 646464
E-mail: r.santagostino@studio-santagostino.it
Attention: Dr. Roberto Santagostino
(c)    if to the Purchaser, to:
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277
USA
Telefax: +1 704 625-4910
E-mail: jahall2@babcock.com
Attention: André Hall

with a copy, which shall not constitute notice, to:

Jones Day
Via Turati, 16/18

20121 Milan
Italy
Telefax: +39 02 7645-4400
Attention: Robert A. Profusek (e-mail: raprofusek@jonesday.com)
Stefano Crosio (e-mail: scrosio@jonesday.com)

13.2	Effect of Notices
For the purposes of Section 13.1:

(i)	notices delivered in person shall be deemed to have been delivered immediately upon receipt thereof;

(ii)
notices sent by telefax with a positive transmission report or by certified e-mail shall be deemed to have been delivered immediately upon transmission if received on a Business Day or, if not, on the first subsequent Business Day;

(iii)	notices sent by e-mail shall be deemed to have been delivered upon confirmation of receipt by the recipient Party or when confirmed by a notice sent by international courier service; and

(iv)
notices sent by international courier service shall be deemed to have been delivered immediately upon receipt thereof, unless any such notice merely confirms a previous notice sent by telefax or by certified e-mail or e-mail, in which case the notice shall be deemed to have been delivered on the date of the telefax, the certified e-mail or the e-mail.

14.	GOVERNING LAW, ARBITRATION AND JURISDICTION

14.1	Governing Law
This Agreement shall be governed by, and construed in accordance with, the Laws of Italy.

14.2	Arbitration
All disputes arising in connection with this Agreement shall be exclusively and finally settled by binding arbitration under the Rules of Arbitration and Conciliation of the International Chamber of Commerce then in force.
For the purposes of appointing the arbitration panel, all of the Sellers and the Members of the Mosiewicz Family shall be considered as a single Party and shall be entitled to collectively appoint only one arbitrator hereunder.
The panel of arbitrators will be composed of three members to be appointed as follows: each Party shall appoint one arbitrator; the two arbitrators appointed by the Parties will then appoint a third arbitrator who shall chair the panel. In case (i)

the third arbitrator is not appointed within 30 (thirty) days of the appointment of the latter of the two arbitrators appointed by the Parties or (ii) either one of the Parties fails to appoint its own arbitrator within 15 (fifteen) days of the notice of the appointment of the other Party’s arbitrator, then the third arbitrator and/or the arbitrator not appointed by either one of the Parties will be appointed by the ICC Court of Arbitration at the request of either Party. Each of the arbitrators shall be (x) an experienced arbitrator of disputes arising out of large, complex commercial transactions; (y) an Italy qualified lawyer who is fluent in English; and (z) unaffiliated, and without prior or current financial affiliations, with either Party.
The arbitrators shall resolve the dispute pursuant to the substantive Laws of Italy, without regard to their conflict of laws rules. The venue of the arbitration shall be Paris (France) and the arbitration proceedings shall be conducted in English, in which regard all arbitrators shall be fluent in the English language.
Each Party shall bear its own costs and expenses incurred in connection with the arbitration proceedings. In the award, the arbitrators shall finally allocate the arbitration fees, costs and expenses between the Parties.
The award, in which the arbitrators will be required to state the factual and legal basis for their decision, will be final and binding to the Parties and not subject to appeal or judicial review.
The Parties reserve the right to seek provisional or conservatory measures and injunctive relief from courts of competent jurisdiction in connection with matters submitted to arbitration pursuant hereto.

14.3	Jurisdiction
Without prejudice to the foregoing, each of the Parties submits to the exclusive jurisdiction of the courts of Milan (Italy) in connection with those Proceedings relating to this Agreement which, due to their nature, cannot be the subject of arbitration under the Laws of Italy.
List of Annexes

Annex 1.2 (a)	Accounting Principles and Criteria for Determination of Closing Date Cash and Estimated Closing Date Cash
Annex 1.2 (b)	Accounting Principles and Criteria for Determination of Closing Date Financial Debt and Estimated Financial Debt
Annex 1.2 (c)	Accounting Principles and Criteria for Determination of Closing Date Working Capital and Estimated Working Capital
Annex 1.2 (d)	Credit Facility Agreements
Annex 1.2 (e)	DCS Financials
Annex 1.2 (f)	Disclosure Schedules
Annex 1.2 (g)	Index of DVD Documents
Annex 1.2 (h)	Financial Statements
Annex 1.2 (i)	Lender Release Letters
Annex 1.2 (j)	Prepayment Instructions
Annex 1.2 (k)	Uninsured Warranties
Annex 2.3	Waiver Letter to Right of First Refusal
Annex 4.1	Example of Determination and Calculation of Price
Annex 6.3 (b)	Form of Deed of Transfer for DCS
Annex 6.3 (f)	IP Rights of the Members of the Mosiewicz Family
Annex 7.2 (a)(i)(1)	Resigning Directors
Annex 7.2 (a)(i)(2)	Form of Resignation Letter
Annex 7.2 (c)(v)	Letter of Purchaser’s Undertakings to Resigning Directors
Annex 8.2.17	List of Trade Restrictions or Sanctions
Annex 11.2	Authorized Participation and Activities
Annex 12.1	Form of Press Release

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first written above.

For the Sellers:
Spig Holding S.p.A.            Ambienta I Cooling Technology S.r.l.
/s/ Fernando Mosiewicz         /s/ Giusepe Troncheti Provera
By:     Fernando Mosiewicz        By:     Giuseppe Tronchetti Provera
Title:     Chairman of the Board        Title:     Director
For the Members of the Mosiewicz Family:

For the purposes of Sections 1.4(c) (Responsibility of the Parties; Spig Holding’s Minimum Capitalization) and 6.3 (Certain Preliminary Actions) and Articles 10 (Indemnification), 11 (Non-Compete Undertakings), 12 (Miscellaneous), 13 (Notices) and 14 (Governing Law, Arbitration and Jurisdiction):
Jerzy Mosiewicz            Enrique Mosiewicz
/s/ Jerzy Mosiewicz         /s/ Enrique Mosiewicz

Fernando Mosiewicz
/s/ Fernando Mosiewicz

For the Purchaser:
Babcok & Wilcox Enterprises, Inc.
/s/ Mark A. Carano
By: Mark A. Carano
Title: Senior Vice President, Corporate Development & Treasury

* * *

If you agree with the above, please re-write this sale and purchase agreement proposal and send it back to us, together with the Annexes, duly signed for acceptance.
Sincerely,

For the Sellers: /s/ Fernando Mosiewicz Spig Holding S.p.A. By: Fernando Mosiewicz Title: Chairman of the Board	/s/ Giuseppe Tronchetti Provera Ambienta I Cooling Technology S.r.l. By: Giuseppe Tronchetti Provera Title: Director
For the Members of the Mosiewicz Family: /s/ Jerzy Mosiewicz Jerzy Mosiewicz	/s/ Enrique Mosiewicz Enrique Mosiewicz
/s/ Fernando Mosiewicz Fernando Mosiewicz

Annex 1.2 (a)

Accounting Principles and Criteria for Determination of
Closing Date Cash and Estimated Closing Date Cash

Annex 1.2 (b)

Accounting Principles and Criteria for Determination of
Closing Date Financial Debt and Estimated Financial Debt

Annex 1.2 (c)

Accounting Principles and Criteria for Determination of
Closing Date Working Capital and Estimated Working Capital

Annex 1.2 (d)

Credit Facility Agreements

Annex 1.2 (e)

DCS Financials

Annex 1.2 (f)

Disclosure Schedules

Annex 1.2 (g)

Index of DVD Documents

Annex 1.2 (h)

Financial Statements

Annex 1.2 (i)

Lender Release Letters

Annex 1.2 (j)

Prepayment Instructions

Annex 1.2 (k)

Uninsured Warranties

Annex 2.3 (b)

Waiver Letter to Right of First Refusal

To
[B&W]
[•]
[•]
- by hand -

[•], 2016
Dear Sirs,
Re: Waiver to the right of first refusal
We make reference to the acquisition of the entire share capital of Spig S.p.A., with registered office at Arona (Novara), Piazza San Graziano no. 31, enrolled in the Register of Enterprises of Novara no. 01745560035, object of the sale and purchase agreement executed on [•] 2016 by and among Spig Holding S.p.A., Ambienta I Cooling Technology S.r.l. and Jerzy Mosiewicz, Enrique Mosiewicz, Fernando Mosiewicz on the one part, and [B&W] as purchaser on the other part.
Pursuant to paragraph 4.4. letter (c) of the sale and purchase agreement described above, each of the undersigned confirms to reciprocally waive the right of the first refusal (diritto di prelazione) granted to each of them under article 8 of the Company’s by-laws.
Your faithfully
___________________
Spig Holding S.p.A.

______________________
Ambienta I Cooling Technology S.r.l.

________________________
Jerzy Mosiewicz

Annex 4.1

Example of Determination and Calculation of Price

Annex 6.3 (b)

Form of Deed of Transfer for DCS

Annex 6.3 (f)

IP Rights of the Members of the Mosiewicz Family

Annex 7.2 (a)(ii)(1)

Resigning Directors

All directors of Spig S.p.A.

The following directors of the Subsidiaries:

SPIG Turn Apa de Racire

Fernando Mosiewicz
Jerzy Mosiewicz

SPIG Torres de Resfriamento LTDA

Jerzy Mosiewicz

Annex 7.2 (a)(ii)(2)

Form of Resignation Letter

SPIG S.P.A.
Piazza San Graziano no. 31
28041 Arona (NO)
Attention: Board of Directors
[Other Group Company]
- by hand -
[•], 2016
Dear Sirs,
I hereby irrevocably and unconditionally tender my resignation from the offices of [Chairman of the Board of Directors and] Director of [SPIG S.p.A.][other Group Company] (the “Company”), effective as of the date hereof.
I also declare that I have no rights or claims vis-à-vis the Company with respect to the offices of [Chairman of the Board of Directors and] Director I held for compensation and/or reimbursement of costs or expenses deriving from or in connection with my office and its early termination, loss, unpaid remuneration or otherwise, exception been made for the ordinary course compensation and reimbursement of expenses due up to the date hereof.

Yours sincerely,
_____________________
[•]

Annex 7.2 (b)(v)

Letter of Purchaser’s Undertakings to Resigning Directors

To [•]
[resigning director/statutory auditor]

- by hand -
[•] 2016
Dear [•],
we acknowledge your resignation from the [board of directors/statutory auditor] of [SPIG S.p.A.][other Group Company] and we hereby confirm you that we shall not, and we shall cause [SPIG S.p.A.][other Group Company] after the Closing not to, make or bring any claim, action, suit or litigation (including, as applicable, under articles 2393, 2393-bis, 2395 and/or 2407 of the Code) against you in connection with your office and activities as [director/statutory auditor] until the Closing Date and, in any case, we shall indemnify and keep you harmless against any liabilities incurred in connection with any claim, action or suit advanced or made by [the Purchaser] or [SPIG S.p.A.][other Group Company] or any of their affiliates in connection with your office and activities as [director/statutory auditor] until the Closing Date, in all cases except for fraud (“dolo”).
The undertakings provided for herein shall apply in particular with respect, not by way of limitation, the acts and transactions described in Annex 1 to this Letter
Yours sincerely,
__________________
The Purchaser

Annex 1 – Acts and Transactions (to be completed)

Annex 8.2.17

List of Countries Subject to Trade Restrictions or Sanctions

Annex 11.2

Authorized Participation and Activities

Annex 12.1

Form of Press Release